YADKIN VALLEY COMPANY

Post Office Box 18747

Raleigh, North Carolina 27619

919-716-2266

November 7, 2005

Mr. Mark Brunhofert

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Yadkin Valley Company
File No. 0-28356
Our File 810534-00030

Dear Mr. Brunhofer:

Pursuant to the Staff’s comment letter dated August 24, 2005, and our subsequent telephone conversations with the Staff regarding Yadkin Valley Company’s filings, attached for your review as exhibits to this letter are preliminary drafts of the following documents proposed to be filed by the company:

(1)	Exhibit A - a Form 10-KSB/A for the year ended December 31, 2004;

(2)	Exhibit B - a Form 10-QSB/A for the quarter ended March 31, 2005; and

(3)	Exhibit C - a Form 10-QSB/A for the quarter ended June 30, 2005.

I hope you will find that the proposed filings address each of the Staff’s comments in a satisfactory manner.

Following your review, you may contact me directly by telephone at (919) 716-2266, or by facsimile at (919) 716-7031.

Thank you for your cooperation in reviewing the enclosures.

Sincerely,

/S/ David S. Perry
David S. Perry
President

EXHIBIT A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

DRAFT

FORM 10-KSB/A

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004.                                    Commission File No. 1-14081

YADKIN VALLEY COMPANY

(Name of small business issurer in its charter)

North Carolina	56-1249566
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Post Office Box 18747 Raleigh, North Carolina 27619	27602
(Address of Principal Executive Offices)	(Zip Code)

(919) 716-2266

(Registrant’s Telephone Number including area code)

Securities registered under Section 12(b) of the Act : None

Securities registered under Section 12(b) of the Act : Common stock, $1.00 par value per share

                (Title of Class)

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      X            No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.      X

Registrant’s revenue for its most recent fiscal year was: $237,248.

On March 8, 2005, the aggregate market value of the voting and non-voting common equity held by nonaffiliates (computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity) was $3,481,657.

On December 31, 2004, the number of outstanding shares of Registrant’s common stock was 180,700.

Documents Incorporated by Reference

Portions of Registrant’s Annual Report to Shareholders for the year ended December 31, 2004 are incorporated herein in Part II.

Portions of Registrant’s definitive Proxy Statement dated March 25, 2005, are incorporated herein in Part III.

Explanatory Note

This Amendment to the Annual Report on Form 10-KSB/A for the year ended December 31, 2004 is being filed in response to comments received from the Securities and Exchange Commission in connection with its review of the Registrant’s filed reports. Among other revisions, this amendment changes the values at which certain investment securities are recorded in the Registrant’s consolidated financial statements. Those investment securities consist of equity securities which do not have readily determinable fair values and previously were carried at the lower of the cost or fair value. The change is to carry those securities at their fair value as required by U.S. generally accepted accounting principles. The impact of the change is to increase the values at which the investment securities are reflected in the consolidated financial statements, and to increase total assets, deferred income taxes and accumulated other comprehensive income. The change does not have an impact on previously reported earnings. Additionally, this report is amended to remove the “Unaudited” designation from Note 5 and provide additional detail about the Company’s life reserve methodology. See Note 2 to the Company’s consolidated financial statements for additional discussion.

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PART I

Item 1. Description of Business.

Yadkin Valley Company (the “Registrant”) was incorporated under the laws of North Carolina during 1979. Its primary activity is the ownership of all the outstanding capital stock, and serving as the parent holding company, of Yadkin Valley Life Insurance Company (“Yadkin Valley Life”) which is incorporated under the laws of Arizona and is engaged in the business of reinsuring credit life insurance policies.

Yadkin Valley Life’s reinsurance activities currently are limited to assuming risks associated with credit life insurance policies (“credit life policies”), up to a maximum risk of $25,000 on any one insured, issued only by Triangle Life Insurance Company, Raleigh, North Carolina (“Triangle Life”), and sold only in North Carolina by Southern Bank and Trust Company, Mount Olive, North Carolina (“Southern”), The Fidelity Bank, Fuquay-Varina, North Carolina (“Fidelity”) and The Heritage Bank, Lucama, North Carolina (“Heritage”). Triangle Life is a wholly owned subsidiary of First-Citizens Bank & Trust Company, Raleigh, North Carolina (“FCB”). Registrant is affiliated with Southern, Fidelity, Heritage and FCB through certain common control relationships. See “Item 12. Certain Relationships and Related Transactions.” In consideration of its assumption of risk, Yadkin Valley Life receives a portion of the premium income on policies it reinsures, less the amount of claims paid.

Southern, Fidelity and Heritage sell credit life policies pursuant to insurance contracts between them and Triangle Life and pursuant to which they each receive commissions from Triangle Life on policies sold. These policies provide life insurance coverage, subject to the amount, age and other limitations specified in the insurance contracts. The policies are written on the lives of customers of Southern, Fidelity and Heritage in connection with various extensions of credit to those customers, including consumer and commercial loans (installment and term), overdraft and equity lines of credit, and credit card accounts. Yadkin Valley Life, pursuant to a Reinsurance Agreement between it and Triangle Life, reinsures certain of these policies. The Reinsurance Agreement provides that Triangle Life will automatically cede to Yadkin Valley Life, and Yadkin Valley Life will accept from Triangle Life, 100% of the rights, obligations, liabilities and risks on credit life policies up to a maximum of $25,000 of insurance in force on any one life. At December 31, 2004 and December 31, 2003, respectively, there were 1,862 and 2,573 policies in force which were reinsured by Yadkin Valley Life.

Yadkin Valley Life’s revenues are derived primarily from premium income received in connection with the reinsurance of credit life insurance and income on its investments. On a monthly basis, Triangle Life pays to Yadkin Valley Life, on a net basis, 100% of the amount of premiums on reinsured credit life policies written, less the amount of “reinsurance commissions” owed by Yadkin Valley Life pursuant to the Reinsurance Agreement. Reinsurance commissions are equal to 5% of the gross premiums received on the reinsured policies, plus the amount of all (i) premium taxes and regulatory charges which Triangle Life is required to pay on such policies, (ii) all commissions or service fees, including any contingent compensation or other compensation, paid to creditors or agents with respect to such policies, and (iii) all guaranty association assessments or payments attributable to such policies.

Southern, Fidelity and Heritage report claims on policies reinsured by Yadkin Valley Life to Triangle Life as they arise and those claims are investigated and paid by the claims department of Triangle Life. Yadkin Valley Life reimburses Triangle Life monthly for claims paid up to the limits of its risk. Yadkin Valley Life maintains a reserve for claims, the amount of which is set and changed from time to time by management. The reserve is reviewed annually by a certified consulting actuary and adjusted based on industry standard methodologies.

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Neither Registrant nor Yadkin Valley Life employs any personnel. Subject to the supervision and control of Registrant’s Board of Directors, all managerial, administrative and operational services necessary in carrying on Registrant’s insurance holding company business and Yadkin Valley Life’s reinsurance business are provided to Registrant and Yadkin Valley Life by American Guaranty Insurance Company, Raleigh, North Carolina (“American Guaranty”), pursuant to Administration Agreements (the “Agreements”). American Guaranty is a wholly owned subsidiary of First Citizens BancShares Inc. (“BancShares”), Raleigh, North Carolina. See “Item 12. Certain Relationships and Related Transactions.”

Registrant is not significantly affected by competition in that Yadkin Valley Life does not seek to reinsure policies issued by any insurer other than Triangle Life or sold by any other creditors. Also, premium rates for credit life insurance sold in North Carolina are the prima facie rates promulgated by the North Carolina Department of Insurance, and regulation of the terms of credit life insurance policies results in the policies offered by various issuers being substantially the same. The volume of Yadkin Valley Life’s business does vary from year to year based on the volume of loans originated by the banks that are eligible for credit life insurance and the amount of those loans on which the banks are able to write insurance. However, historically, Yadkin Valley Life’s reinsurance business has not demonstrated any seasonality nor dependency on a few purchasers of policies. Yadkin Valley Life does depend on sales of credit life policies by Fidelity, Heritage and Southern for all of its business.

In addition to its investment in its subsidiary, Yadkin Valley Life, a substantial amount of Registrant’s assets are represented by investments it holds in equity securities of (i) BancShares; (ii) First Citizens Bancorporation, Inc. (“Bancorporation,” a bank holding company headquartered in Columbia, South Carolina); and (iii) Heritage BancShares, Inc. See “Item 12. Certain Relationships and Related Transactions.” These investments were made by Registrant beginning in 1986 and are deemed by Registrant’s management and directors to be prudent and sound investments for Registrant. The following table lists the aggregate amounts of each of these investments, and the percentages of Registrant’s total consolidated assets represented by each such amount, at the dates indicated.

	At 12/31/ 04		At 12/31/03
	Amount	%	Amount	%
BancShares	$3,071,647	12.7%	$2,502,623	10.7%
Bancorporation	20,592,206	85.0	20,396,091	87.1
Heritage BancShares, Inc	555,075	2.3	518,069	2.2

Registrant and Yadkin Valley Life have three officers, none of whom are compensated for their services as such. See “Item 9. Directors, Executive Officers, Promoters and Control Persons.”

Item 2. Description of Property.

Registrant and Yadkin Valley Life own no properties. Their offices are located at the offices of American Guaranty which provides Registrant with certain managerial, administrative and operational services. See “Item 12. Certain Relationships and Related Transactions” below.

Item 3. Legal Proceedings

At December 31, 2004, Registrant was not a party to any legal proceedings that are expected to have a material effect on its financial condition or results of operation.

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Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

Market and other information regarding Registrant’s outstanding common stock are incorporated herein by reference to page 6 (under the Caption “Market for Common Equity and Related Stockholders Matters”) of Registrant’s 2004 Annual Report to Shareholders.

Registrant did not sell any equity securities during 2004 and, during the fourth quarter of 2004, it did not repurchase any of its outstanding equity securities.

Item 6. Management’s Discussion and Analysis or Plan of Operation.

Management’s Discussion and Analysis of Financial Condition and Results of Operation are incorporated herein by reference to pages 4 through 6 of Registrant’s 2004 Annual Report to Shareholders.

Item 7. Financial Statements.

Registrant’s audited financial statements are incorporated herein by reference to pages 8 through 25 of Registrant’s 2004 Annual Report to Shareholders.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

Not applicable.

Item 8(A). Controls and Procedures

Registrant’s original Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “Original Report”) indicated that Registrant’s Chief Executive Officer, who also serves as Registrant’s Chief Financial Officer, had concluded that, as of the end of the period covered by the Original Report, Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), were effective in enabling Registrant to record, process, summarize and report in a timely manner the information required to be disclosed in reports Registrant files under the Exchange Act.

Subsequently, on August 24, 2005, Registrant received notification by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) of comments and questions regarding Registrant’s method of determining the values of certain non-marketable equity securities as reported in its consolidated financial statements. Following discussions between Registrant’s management, Registrant’s current and former independent public accountants, and the SEC staff, Registrant determined that its method of valuing those non-marketable equity securities was not consistent with accounting principles generally accepted in the United States.

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As a result, on September 8, 2005, Registrant’s Board of Directors concluded that Registrant’s previously issued consolidated financial statements for the fiscal years ended December 31, 2004 and 2003, and the quarterly periods ended March 31, 2005 and June 30, 2005, should be restated and no longer should be relied upon.

In connection with the restatement and preparation of this Form 10-KSB/A, Registrant’s Chief Executive Officer carried out another evaluation of the effectiveness of the design and operation of Registrant’s disclosure controls and procedures. Based upon that evaluation, Registrant’s Chief Executive Officer concluded that, as discussed below, a change should be made in Registrant’s disclosure controls and procedures to ensure that the information required to be disclosed in reports Registrant files under the Exchange Act is recorded, processed, summarized and reported in a timely manner.

Internal Control over Financial Reporting

As discussed more fully elsewhere in this Form 10-KSB/A, as a result of comments received from the SEC following its review of the Original Report, Registrant determined that its method of determining the values of certain non-marketable equity securities reported in its consolidated financial statements was not consistent with accounting principles generally accepted in the United States and that it should restate its consolidated financial statements contained in its previous filings. Based on the definition of “material weakness” in the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements, restatement of financial statements in prior filings with the SEC is an indicator of the existence of a “material weakness” in the design or operation of internal control over financial reporting. Registrant has conducted a review of its accounting methods related to the valuation of equity securities and has modified its method of accounting for non marketable equity securities in accordance with accounting principles generally accepted in the United States. Registrant believes that these remedial steps have corrected the material weakness in internal control over financial reporting described above.

Registrant will continue to evaluate its internal control over financial reporting on a regular basis and, if problems or deficiencies are identified during the course of those evaluations, Registrant will consider what revision, improvement and/or correction is needed in order to ensure that its internal control over financial reporting is effective.

Item 8(B). Other Information

Subsequent to December 31, 2004 and prior to the filing of this Amended Form 10-KSB/A, First Citizens Bancorporation, Inc., Columbia, South Carolina announced its intentions to pursue voluntary de-registration with the Securities and Exchange Commission. The announcement stated that record holders of 170 and fewer voting common stock would receive $735.00 in cash for each voting common stock. This announcement is expected to have a material impact on the fair market value of these securities and the non marketable equity securities of Bancorporation in subsequent reporting periods. Using this fair value would increase investments in equity securities by $8,236,882 and increase other comprehensive income by $5,024,498 from the December 31, 2004 values. At the time of this filing the stock was still trading at a discount to this repurchase price.

Subsequent to December 31, 2004, and prior to the filing of this Amended Form 10-KSB/A, Registrant filed an 8-K with the Securities and Exchange Commission in which it announced its intentions to pursue voluntary de-registration by means of a reverse stock-split. Shareholders will receive 1 share for each 50 shares held immediately prior to the reverse stock-split. In lieu of fractional shares, shareholders will receive $78.00 in cash for each pre-split share comprising a fraction of a newly issued share.

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PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

Directors and Executive Officers: Information regarding Registrant’s directors and executive officers is incorporated herein by reference from page 3 (under the caption, “Proposal 1: Election of Directors”) and page 5 (under the caption “Executive Officers”) of Registrant’s definitive Proxy Statement dated March 25, 2005.

Audit Committee Financial Expert: Rules recently adopted by the Securities and Exchange Commission (the “SEC”) require that Registrant disclose whether its Board of Directors has determined that its Audit Committee includes a member who qualifies as an “audit committee financial expert” as that term is defined in the SEC’s rules. To qualify as an audit committee expert under the SEC’s rules, a person must have a relatively high level of accounting and financial knowledge or expertise which he or she has acquired through specialized education or training or through experience in certain types of positions. Because Registrant’s Board of Directors includes only three directors, the Board itself performs the functions that would be performed by an audit committee, and the Board has not appointed a separate audit committee. Registrant currently does not have a director who the Board believes could be considered an audit committee financial expert. The Board believes that small companies such as Registrant will find it difficult to locate persons with the specialized knowledge and experience needed to qualify as an audit committee financial expert who are willing to serve as directors without being compensated at relatively high levels. Moreover, the Board believes that, because Registrant does not pay any compensation to its directors, it will be especially difficult for Registrant to have a director who qualifies as an audit committee financial expert. Registrant’s current directors have a level of financial knowledge and experience that the Board believes is sufficient for a company the size of Registrant that, like Registrant, does not engage in a wide variety of business activities and, for that reason, the ability to qualify as an audit committee financial expert will not be the primary criteria in the Board’s selection of candidates to become new directors.

Compliance with Section 16(a) of the Securities Exchange Act of 1934: Information regarding compliance by Registrant’s directors, executive officers and principal shareholders with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to page 3 (under the caption “Section 16(a) Beneficial Ownership Reporting Compliance”) of Registrant’s definitive Proxy Statement dated March 25, 2005.

Code of Ethics: Registrant’s Board of Directors has adopted a Code of Ethics that applies to its directors and to all its officers, including without limitation its principal executive officer and principal financial officer. A copy of Registrant’s Code of Ethics will be provided without charge to any person upon request. Requests for copies should be directed by mail to Corporate Secretary, Yadkin Valley Company, Post Office 18747, Raleigh, North Carolina 27619.

Procedures for Shareholders Recommendation of Candidates. Shareholders who wish to recommend candidates to Registrant’s Board of Directors for selection as nominees for election as directors should send their recommendations in writing to Registrant’s Corporate Secretary at Registrant’s office in Raleigh, North Carolina. Recommendations with respect to the Board’s selection of nominees for a particular Annual Meeting should be sent so that they are received them not later than the 120th day prior to the first anniversary of the date that Registrant’s proxy statement was first mailed to shareholders in conjunction with Registrant’s preceding year’s Annual Meeting. The Board of Directors has not established any other specific procedures for submitting those recommendations.

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Item 10. Executive Compensation

Director Compensation: Registrant’s directors receive no fees or other compensation for their services as directors.

Executive Compensation: Registrant has no employees, and its officers receive no salary or other compensation or benefits for their services as officers.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding the beneficial ownership of Registrant’s common stock by its directors, executive officers and principal shareholders is incorporated herein by reference to pages 2 and 3 (under the caption “Beneficial Ownership of Securities”) of Registrant’s definitive Proxy Statement dated March 25, 2005.

Item 12. Certain Relationships and Related Transactions.

Information regarding transactions between Registrant and its directors, executive officers, principal shareholders and their related interest is incorporated herein by reference to page 5 and 6 (under the caption “Transactions with Related Parties”) of Registrant’s definitive Proxy Statement dated March 25, 2005.

Item 13. Exhibits

The following exhibits are filed herewith or incorporated herein by reference as part of this Report.

Exhibit Number	Description
3.1	Registrant’s Restated Articles of Incorporation (incorporated herein by reference to Registrant’s Registration Statement on Form 10-KSB)

3.2	Registrant’s Bylaws (incorporated herein by reference to Registrant’s Registration Statement on Form 10-KSB)

10.1	Administration Agreement between Registrant and American Guaranty Insurance Company (incorporated herein by reference to Registrant’s Registration Statement on Form 10-KSB)

10.2	Administration Agreement between Yadkin Valley Life and American Guaranty Insurance Company (incorporated herein by reference to Amendment No. 1 to Registrant’s Registration Statement on Form 10-KSB)

10.3	Reinsurance Agreement between Yadkin Valley Life and Triangle Life Insurance Company (incorporated herein by reference to Amendment No. 1 to Registrant’s Registration Statement on Form 10-KSB)

13	Registrant’s 2004 Annual Report to Shareholders (filed herewith)

21	Subsidiaries of Registrant (incorporated herein by reference to Registrant’s Registration Statement on Form 10-KSB)

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31.1	Certification of Registrant’s Principal Executive Officer pursuant to Rule 13a-14(a) (filed herewith)

31.2	Certification of Registrant’s Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith)

32	Certification of Registrant’s Chief Financial Officer pursuant to 18 U. S. C. Section 1350 (filed herewith)

99	Registrant’s definitive Proxy Statement dated March 25, 2005 as filed with the Securities and Exchange Commission (being filed separately)

Item 14. Principal Accountant Fees and Services

Information regarding services provided to Registrant by its independent accountants is incorporated by reference from pages 6 and 7 (under the captions “Appointment of Independent Accountants” and “Services and Fees During 2004”) of Registrant’s definitive Proxy Statement dated March 25, 2005.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

YADKIN VALLEY COMPANY

Date: November 2005	By:
David S. Perry, President

In accordance with Section 13 or 15(d) of the Securities and Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
David S. Perry	President, Treasurer and Director (chief executive and chief financial officer)	November 2005

Denton F. Lee, Jr.	Vice President, Secretary and Director	November 2005

Hope Holding Connell	Director	November 2005

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EXHIBIT INDEX

Exhibit Number	Description
3.1	Registrant’s Restated Articles of Incorporation (incorporated herein by reference to Registrant’s Registration Statement on Form 10-KSB)

3.2	Registrant’s Bylaws (incorporated herein by reference to Registrant’s Registration Statement on Form 10-KSB)

10.1	Administration Agreement between Registrant and American Guaranty Insurance Company (incorporated herein by reference Registrant’s Registration Statement on Form 10-KSB)

10.2	Administration Agreement between Yadkin Valley Life and American Guaranty Insurance Company (incorporated herein by reference to Amendment No. 1 to Registrant’s Registration Statement on Form 10-KSB)

10.3	Reinsurance Agreement between Yadkin Valley Life and Triangle Life Insurance Company (incorporated herein by reference to Amendment No. 1 to Registrant’s Registration Statement on Form 10-KSB)

13	Registrant’s 2004 Annual Report to Shareholders (filed herewith)

21	Subsidiaries of Registrant (incorporated herein by reference to Registrant’s Registration Statement on Form 10-KSB)

31.1	Certification of Registrant’s Principal Executive Officer pursuant to Rule 13a-14(a) (filed herewith)

31.2	Certification of Registrant’s Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith)

32	Certification of Registrant’s Chief Financial Officer pursuant to 18 U. S. C. Section 1350 (filed herewith)

99	Registrant’s definitive Proxy Statement dated March 25, 2005 as filed with the Securities and Exchange Commission (being filed separately)

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EXHIBIT 31.1

CERTIFICATION

(Pursuant to Rule 13(a)-14(a))

I, David S. Perry, certify that:

1.	I have reviewed this annual report on Form 10-KSB/A of Yadkin Valley Company;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November 2005
David S. Perry
President and Treasurer (principal executive officer)

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EXHIBIT 31.2

CERTIFICATION

(Pursuant to Rule 13(a)-14(a))

I, David S. Perry, certify that:

1.	I have reviewed this annual report on Form 10-KSB/A of Yadkin Valley Company;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November 2005
David S. Perry
President and Treasurer (principal financial officer)

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EXHIBIT 32

CERTIFICATION

(Pursuant to 18 U.S.C. Section 1350)

The undersigned hereby certifies that, to the best of his knowledge, (i) the foregoing Annual Report on Form 10-KSB/A filed by Yadkin Valley Company (the “Registrant”) for the year ended December 31, 2004, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: November 2005
David S. Perry, President and Treasurer
(principal executive and financial officer)

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(THIS PAGE INTENTIONALLY LEFT BLANK)

13

Exhibit 13

Yadkin Valley Company

2004

Annual Report To Shareholders

(THIS PAGE INTENTIONALLY LEFT BLANK)

Business

Yadkin Valley Company (“Yadkin”) was incorporated under the laws of North Carolina during 1979. Its primary activity is the ownership of all the outstanding shares of the capital stock and serving as the parent holding company of Yadkin Valley Life Insurance Company (“Yadkin Valley Life”) which is incorporated under the laws of Arizona and is engaged in the business of reinsuring credit life insurance policies. Yadkin Valley Life’s reinsurance activities currently are limited to assuming risk associated with credit life insurance policies (“credit life policies”) up to a maximum risk of $25,000 on any one insured, issued only by Triangle Life Insurance Company, Raleigh, North Carolina (“Triangle Life”), and sold only in North Carolina by The Fidelity Bank, Fuquay-Varina, North Carolina, The Heritage Bank, Lucama, North Carolina, and Southern Bank and Trust Company, Mount Olive, North Carolina. Triangle Life is a wholly owned subsidiary of First-Citizens Bank & Trust Company, Raleigh, North Carolina. In consideration of its assumption of risk, Yadkin Valley Life receives a portion of the premium income on policies it reinsures, less the amount of claims and insurance taxes paid and a ceding commission. Results of operations are significantly affected by related party transactions.

Directors and Executive Officers

Name	Position with Yadkin	Principal Occupation and Employment	Principal Business
Hope Holding Connell	Director	Executive Vice President, First-Citizens Bank & Trust Company, Raleigh, NC	Banking

Denton F. Lee, Jr.	Director, Vice President and Secretary	Group Vice President and Manager of Central Bank Operations, First-Citizens Bank & Trust Company, Raleigh, NC	Banking

David S. Perry	Director, President and Treasurer	President and director, American Guaranty Insurance Company, Raleigh, NC (property and casualty insurer); President and director, Triangle Life Insurance Company, Raleigh, NC (credit life and accident and health insurer)	Insurance

Related Party Transactions

Yadkin and Yadkin Valley Life are parties to Administration Agreements (the “Agreements”) with American Guaranty Insurance Company, Raleigh, North Carolina (“American Guaranty”) a subsidiary of First Citizens BancShares, Inc. Raleigh, North Carolina (“BancShares”). Under the Agreements, American Guaranty provides the managerial, administrative and operational services necessary in carrying on Yadkin’s business and the reinsurance business of Yadkin Valley Life, subject to the supervision and control of our Board of Directors. American Guaranty is compensated for its services and reimbursed for its expenses incurred which are reasonable and properly attributable to the management and conduct of Yadkin and Yadkin Valley Life’s business affairs. Either party may terminate the Agreements at any time upon written notice to the other. Aggregate fees paid to American Guaranty pursuant to the Agreements during 2004 were $24,687. David S. Perry, who is President, Treasurer and director of Yadkin, also serves as President and a director of American Guaranty, and Frank B. Holding, Jr., one of Yadkin’s principal shareholders, serves as Chairman of American Guaranty. It is expected that American Guaranty will continue to provide services during 2005.

Yadkin’s reinsurance business consists solely of assuming risks, through Yadkin Valley Life, on credit life insurance policies issued by Triangle Life Insurance Company, Raleigh, North Carolina (“Triangle Life”), which is a subsidiary of First-Citizens Bank & Trust Company (“FCB”). David S. Perry, who is President, Treasurer and director of Yadkin, also serves as President and a director of Triangle Life, and Frank B. Holding, Jr., one of Yadkin’s principal shareholders, serves as Chairman of Triangle Life.

As noted above, American Guaranty is a subsidiary of BancShares and Triangle Life is a subsidiary of FCB. Frank B. Holding, Jr., Lewis R. Holding and Hope H. Connell, each is one of Yadkin’s principal shareholders, and each is a principal shareholder of FCB’s parent holding company, BancShares. Also, Frank B. Holding, Jr., and Lewis R. Holding serve as directors and executive officers of FCB and BancShares, and Hope H. Connell serves as a senior officer of FCB.

The credit life insurance policies issued by Triangle Life and reinsured by Yadkin Valley Life are sold through Southern Bank and Trust Company, Mount Olive, North Carolina (“Southern”), The Fidelity Bank, Fuquay-Varina, North Carolina (“Fidelity”), and The Heritage Bank, Lucama, North Carolina (“Heritage”). Each of those banks has an arrangement with Triangle Life whereby it receives a commission on credit life insurance policies it sells to its loan customers. Hope H. Connell, one of Yadkin’s directors and principal shareholders, also serves as a director of Southern and its parent holding company and is a principal shareholder of Heritage’s parent holding company. Frank B. Holding, Jr., one of Yadkin’s principal shareholders, also is a principal shareholder of Southern’s parent holding company. Lewis R. Holding, one of Yadkin’s principal shareholders, also is a principal shareholder of Southern’s and Fidelity’s parent holding companies. The amounts of commissions received by Southern, Fidelity and Heritage, respectively, in connection with those policies during 2004 were $20,630, $19,873, and $7,814.

A significant portion of our assets are represented by Yadkin’s investments in equity securities of BancShares, First Citizens Bancorporation, Inc., Columbia, South Carolina (“Bancorporation”), and Heritage’s parent holding company Heritage BancShares, Inc. Yadkin is affiliated with BancShares and Heritage as a result of the common control relationships described above. Additionally, Lewis R. Holding, one of Yadkin’s principal shareholders, also is a principal shareholder of Bancorporation, and Peter M. Bristow, one of Yadkin’s principal shareholders, also is a principal shareholder and an executive officer of Bancorporation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is presented to assist shareholders in understanding Yadkin’s consolidated financial condition and results of operations and should be read in conjunction with the audited consolidated financial statements appearing elsewhere in this report.

Management has determined that the Registrant’s critical accounting policies requiring more significant judgments and estimates used in the preparation of the consolidated financial statements are the valuation of investments and claim reserve determination. For further discussion refer to Use of Estimates in Note 1 of the Notes to Consolidated Financial Statements.

The Company restated its consolidated financial statements for the fiscal years December 31, 2004 and December 31, 2003. See Restatement of Financial Statements in Note 2 of the notes to the consolidated financial statements.

Results of Operations. Yadkin’s operations in 2004 resulted in a net income of $40,706 compared to a net loss of $43,405 for 2003. The primary factors contributing to the change in net income between 2004 and 2003 were (i) a $112,891 decrease in claims expense and (ii) an increase of $38,920 in dividends. The aforementioned revenue increase was offset by a $19,638 aggregate increase in interest expense, professional fees, management fees and general expenses.

Life premiums continued to decline during 2004. Premiums declined 20.6% during 2004, which follows a 15.9% decrease in 2003 and an 8.7% decrease in 2002. The decline was due to a decrease in premium writings by producers for the company from whom Yadkin Valley Life assumes business. Since Yadkin Valley Life does not directly solicit business from customers, its revenue from life premiums is dependent on the volume generated by the ceding insurance company. Accordingly, these decreases may continue in future periods to the extent that the producers do not generate additional volume. As described above under the caption “Related Party Transactions” and in Note 7 to the Consolidated Financial Statements, the ceding insurance company is related through common ownership to Yadkin.

During 2004, dividend income increased $38,920 (58.5%) as a result of receiving a one time dividend in the amount of $27,461 from Bancorporation on the 5,631 shares of nonvoting common stock.

The increase in interest paid on outstanding loans was due to an increase in interest rates throughout 2004 when compared to 2003. There were no additional borrowings in 2004. Any future decrease or increase in interest paid will depend on the interest rate environment and Yadkin’s ability to reduce loans or the need for additional borrowings.

Professional and management fees paid increased by $9,748 (15.5%) during 2004 to provide for internal control and regulation compliance.

Total death benefit claims paid in 2004 were $14,983, a decrease of $105,813 when compared to death benefit claims paid of $120,796 in 2003. The percentage of paid claims in 2004 is significantly lower than in 2003 and is more in line with Yadkin’s historical levels. The increase in 2003 is not specifically attributable to any known events, as there have been no changes in operations, underwriting or any other procedures. The estimate of Yadkin Valley Life’s life policy claim reserves at December 31, 2004 decreased $4,273 from December 31, 2003. The estimate of life policy claim reserves will vary from period to period based on actuarial development and the amount of known claims at the period reporting date.

Yadkin’s investments in equity securities experienced an increase in their net unrealized gains during 2004 of $485,180 (3.8%), net of income taxes. This follows an increase of $3,552,872 (38.0%), net of income taxes, during 2003. Substantially all of these unrealized gains arise from investments in equity securities issued by banking organizations, all of which are related to Yadkin through common ownership as described above under the caption “Related Party Transactions.” Decreases in the fair values of these investments in future periods will result in reductions of shareholders’ equity. Further discussion of the liquidity of these investments is contained under the caption “Liquidity” below.

Financial Condition. During 2004, total assets increased 3.4% from $23,886,064 at December 31, 2003, to $24,687,100 at December 31, 2004, primarily due to the increase in unrealized gains on equity securities. There were no other material changes in assets during 2004.

During 2004, total liabilities increased 3.3% from $9,085,323 at December 31, 2003, to $9,382,735 at December 31, 2004. The increase in deferred federal income taxes resulting from unrealized gains on investments was $316,965 while total liabilities increased $297,412.

Commitments and Contractual Obligations. As a normal part of its business, Yadkin and Yadkin Valley Life may enter into various contractual obligations and have other commitments. At December 31, 2004, Yadkin had one contractual obligation in the amount of $902,407 for a one-year loan obligation, due June 5, 2005, and accrued interest thereon. There were no other commitments.

Off Balance Sheet Arrangements. During 2004, Yadkin had no off balance sheet arrangements and have none to report at December 31, 2004 and December 31, 2003.

Liquidity. Management views liquidity as a key financial objective. Management relies on the operations of Yadkin Valley Life as the principal source of liquidity. Further, borrowings from a commercial bank have allowed Yadkin to fund asset growth and maintain liquidity.

Management believes the liquidity of Yadkin is adequate as evidenced by a ratio of assets to liabilities of 2.63 at December 31, 2004 and 2.63 at December 31, 2003. Additionally, investments in equity securities had a carrying value at December 31, 2004 and December 31, 2003 of $24,218,928 and $23,416,783 respectively, of which $21,446,647 are classified as available for sale and portions of which could be sold as a source of cash. Factors which could impact Yadkin’s financial position and liquidity are significant increases or decreases in the market values of these equity securities. While management considers $21,446,647 of the securities to be readily marketable, Yadkin’s ability to sell a substantial portion of these investments may be inhibited by the limited trading in most of these issuances. As a result, Yadkin could realize substantial losses on any such sales. In the event the need for additional liquidity arises, management believes that, as an alternative to selling investment securities, Yadkin has the ability to borrow additional funds from outside sources, using its investment securities as collateral if necessary.

Capital Resources. There are no material commitments for capital expenditures and none are anticipated. At December 31, 2004, Yadkin had outstanding borrowings of $899,205 secured by 10,000 voting common shares of Bancorporation and 18,139 shares of Class A Common Stock of BancShares with an aggregate fair market value of approximately $7,939,107. Any funds needed to satisfy loan repayments will be derived from dividends from Yadkin Valley Life and the sale of or repositioning of investments.

Forward-Looking Statements. The foregoing discussion may contain statements that could be deemed forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” or other statements concerning opinions or judgment of the Company and its management about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the financial success or changing strategies of the Company’s customers, actions of government regulators, the level of market interest rates, the market for and values of the equity securities held by Yadkin, and general economic conditions.

Market for Common Equity and Related Stockholders Matters

Yadkin’s common stock is traded in the over-the-counter market on the OTC Bulletin Board under the trading symbol “YAVL.OB,” but the trading market is very inactive. As of December 31, 2004, Yadkin’s outstanding common stock was held by an aggregate of approximately 767 shareholders of record.

The following table lists the high and low closing bid prices for Yadkin’s common stock in the over-the-counter market for the periods indicated. This information was supplied by First-Citizens Bank & Trust Company, which serves as transfer agent for Yadkin’s common stock, and was obtained by it from Financial Technologies, Inc. It should not be taken as an indication of the existence of any established trading market. The above quotations represent prices between dealers and do not include retail markup, markdown or commissions, and they may not represent actual transactions.

Year	Quarterly period	High Bid	Low bid
2004	Fourth Quarter	$54.50	$40.00
	Third Quarter	53.80	50.00
	Second Quarter	52.10	48.30
	First Quarter	48.30	44.55

2003	Fourth Quarter	44.55	42.75
	Third Quarter	53.80	42.00
	Second Quarter	53.50	36.75
	First Quarter	45.50	36.75

Yadkin has never paid cash dividends on its common stock and does not anticipate any change in its existing dividend policy or practice. Cash dividends may be authorized as and when declared by its Board of Directors, provided that no such distribution results in its insolvency on a going concern or balance sheet basis.

Historically, Yadkin has been funded primarily by dividends paid by Yadkin Valley Life. The amount of dividend payments by Yadkin Valley Life during any 12-month period, without prior approval by the Arizona Department of Insurance (the “Department”), is limited by statute to the lesser of 10% of its statutory capital and surplus or the amount of its gain from operations for the previous fiscal year.

Independent Auditors’ Report

[Report to be inserted]

Independent Auditors’ Report

[Report to be inserted]

YADKIN VALLEY COMPANY AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004 (as restated, See Note 2)	2003 (as restated, see Note 2)
Assets
Cash and investments:
Cash	$108,783	98,945

Investments in equity securities	24,218,928	23,416,783
Certificates of deposit	358,951	370,000

Total cash and investments	24,686,662	23,885,728

Accrued investment income	338	236
Other assets	100	100

Total assets	$24,687,100	23,886,064

Liabilities and Shareholders’ Equity
Liabilities:
Life policy claims reserve	$6,374	10,647

Deferred income taxes	8,473,954	8,173,990
Accrued interest payable	3,202	1,481
Notes payable	899,205	899,205

Total liabilities	9,382,735	9,085,323

Shareholders’ equity:
Common stock, par value $1 per share. Authorized 500,000 shares, issued and outstanding 180,700 shares in 2004 and 181,130 in 2003	180,700	181,130
Retained earnings	1,738,931	1,720,057
Accumulated other comprehensive income	13,384,734	12,899,554

	15,304,365	14,800,741

Total liabilities and shareholders’ equity	$24,687,100	23,886,064

See accompanying notes to consolidated financial statements.

YADKIN VALLEY COMPANY AND SUBSIDIARY

Consolidated Statements of Income (Loss)

Years ended December 31, 2004 and 2003

	2004	2003
Premiums and other revenue:
Life premiums	$128,208	161,549
Dividend income	105,442	66,522
Interest income	3,598	3,929

	237,248	232,000

Benefits and expenses:
Death benefits	14,983	120,796
Increase (decrease) in reserve for life policy claims	(4,273)	2,805
Operating expenses:
Commissions	57,311	72,735
Interest	25,905	22,036
Professional fees	48,047	45,260
Management fees	24,687	17,726
General, administrative, and other	46,883	40,862

	213,543	322,220

Income (loss) before income taxes	23,705	(90,220)

Income tax benefit	(17,001)	(46,815)

Net income (loss)	$40,706	(43,405)

Net income (loss) per share	$0.23	(0.24)
Weighted average shares outstanding	180,911	181,228

See accompanying notes to consolidated financial statements.

YADKIN VALLEY COMPANY AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2004 and 2003

	Common stock	Retained earnings	Accumulated other comprehensive income (as restated)	Total shareholders’ equity (as restated)
Balance at December 31, 2002	$181,295	1,770,197	9,346,682	11,298,174

Comprehensive income:
Net loss	—	(43,405)	—	(43,405)
Net unrealized gains on equity securities, net of income taxes of $2,269,727 (as restated, see Note 2)	—	—	3,552,872	3,552,872

Comprehensive income				3,509,467

Redemption of 165 shares of common stock	(165)	(6,735)	—	(6,900)

Balance at December 31, 2003 (as restated)	181,130	1,720,057	12,899,554	14,800,741

Comprehensive income:
Net income	—	40,706	—	40,706
Net unrealized gains on equity securities, net of income taxes of $316,965 (as restated, see Note 2)	—	—	485,180	485,180

Comprehensive income				525,886

Redemption of 430 shares of common stock	(430)	(21,832)	—	(22,262)

Balance at December 31, 2004 (as restated)	$180,700	1,738,931	13,384,734	15,304,365

See accompanying notes to consolidated financial statements.

YADKIN VALLEY COMPANY AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003
Operating activities:
Net income (loss)	$40,706	(43,405)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred tax expense (benefit)	(17,001)	(40,155)
Increase (decrease) in reserve for life policy claims	(4,273)	2,805
(Increase) decrease in accrued investment income	(102)	360
Increase (decrease) in accrued interest payable	1,721	(592)
Increase (decrease) in other liabilities	—	(1,028)

Net cash provided by (used in) operating activities	21,051	(82,015)

Investing activities:
Purchases of certificates of deposit	(1,400,015)	(1,994,195)
Maturities of certificates of deposit	1,411,064	2,074,803

Net cash provided by investing activities	11,049	80,608

Financing activities:
Purchases and retirement of common stock	(22,262)	(6,900)

Net cash used by financing activities	(22,262)	(6,900)

Net increase (decrease) in cash	9,838	(8,307)
Cash at beginning of year	98,945	107,252

Cash at end of year	$108,783	98,945

Cash payments for:
Interest	$24,184	22,628
Income taxes	—	—

Non cash investing and financing activities:
Unrealized gain on securities available for sale, net of applicable income taxes of $316,965 and $2,269,727 respectively (as restated).	$485,180	3,552,872

See accompanying notes to consolidated financial statements.

YADKIN VALLEY COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(1)	Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts and operations of Yadkin Valley Company (the Parent) and its wholly owned subsidiary, Yadkin Valley Life Insurance Company, hereinafter collectively referred to as the Company. Inter-company accounts and transactions have been eliminated. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which, as to the insurance subsidiary, may vary in some respects from the statutory accounting practices which are prescribed or permitted by the Insurance Department of the State of Arizona. The insurance subsidiary is domiciled in Arizona.

Line of Business

The Parent, which was organized as a North Carolina holding company, manages the operations of Yadkin Valley Life Insurance Company, which is in the business of assuming credit life insurance. All reinsurance is assumed from Triangle Life Insurance Company (TLIC), which is an affiliate through common ownership. TLIC issues credit life insurance policies on loans made by three banks located in North Carolina: Southern Bank and Trust Company (Southern), The Heritage Bank (Heritage) and The Fidelity Bank (Fidelity). The Company and the three aforementioned banks are also related through certain common ownership (see note 7).

Yadkin Valley Life Insurance Company’s assumption limit, which has been determined by management, is $25,000 per policy.

Recognition of Premium Revenues

The credit life insurance is written on a group basis which allows premium payments to be collected by the financial institution monthly from an individual insured. Pursuant to a group policy and an agency agreement between TLIC and the financial institutions, the premiums are paid by the financial institution to TLIC in the month following the month which the premiums are collected from the individual insured. TLIC pays the premium to the Company in the month TLIC receives it. Premium revenue is recognized based on premiums collected from TLIC and is based on the reinsurance coverage provided for the month. Since reinsurance coverage is provided prior to the receipt of premiums, there is no deferral of revenue to future periods.

Liabilities for Policy and Contract Claims

The reserve for life policy claims includes estimates of losses on reported claims and claims incurred but not reported, based on information provided by the ceding company and on the Company’s historical experience. Although management believes that the liability for life policy claims is adequate, the ultimate amount of such claims may vary, perhaps significantly, from the estimated amounts in the financial statements.

YADKIN VALLEY COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Investments

Investments in marketable equity securities are classified as available-for-sale in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and are accounted for at fair value as determined by quoted market prices. Non-marketable equity securities are accounted for under SFAS 60, Accounting and Reporting by Insurance Enterprises, as amended, at fair value as determined by management as quoted market prices are not available. The unrealized holding gains and losses on both marketable and non-marketable equity securities are reported net of deferred income taxes as a component of accumulated other comprehensive income.

A decline in the fair value of securities which is deemed to be other than temporary is recognized in earnings.

Realized gains and losses on equity securities are recognized in earnings using the specific identification method.

Income Taxes

Income tax provisions are based on income reported for financial statement purposes. Deferred federal income taxes are recorded based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance is provided to reduce the deferred tax assets to the amount that is more likely than not to be recovered.

Fair Value of Financial Instruments

The Company’s on-balance sheet financial instruments are cash, investments in equity securities, certificates of deposit, accrued investment income, accrued interest payable and notes payable. Fair values of investments in equity securities are discussed in note 2. The carrying values of other on-balance sheet financial instruments approximate fair value.

The fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Finally, the fair value estimates presented herein are based on pertinent information available to management as of December 31, 2004 and 2003, respectively. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

YADKIN VALLEY COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Other Comprehensive Income

Other comprehensive income consists solely of unrealized gains on equity securities net of related income taxes. For the periods ending 2004 and 2003, there have been no realized gains.

Net Income (Loss) Per Share

Net income (loss) per share is computed based on the weighted average number of common shares outstanding during the year and represents basic and diluted net income per share, respectively, for 2004 and 2003, as the Company has no potentially dilutive common stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of income and expense included in the consolidated statements of income. Actual results could differ from those estimates.

The most significant estimates the Company makes in preparing its consolidated financial statements relate to: (i) the determination of fair market value of First Citizens Bancorporation, Inc. (“Bancorporation”) non voting stock and Heritage BancShares, Inc. (“HBI”) common stock and; (ii) the life policy claims reserve.

(i)	The fair value of the Bancorporation non voting stock is reported using a 25% discount from the fair value of Bancorporation’s voting common stock, which is determined by quoted market prices. There are only four shareholders of the non voting stock and no transfers in the last five years. The 25% discount is provided by management of Bancorporation. There is no known market. Refer also to Note 8 regarding subsequent events.

The fair value of the HBI stock is reported using a buy back price determined annually by management of HBI. This stock is also extremely thinly traded and there is no known market.

The values of the aforementioned Bancorporation and HBI securities are based upon a buy back price established by management of these entities. Should those buy back prices change, materially different amounts may be reported in the Company’s consolidated balance sheet.

(ii)	The life policy claim reserves reported at December 31, 2004 and 2003, respectively were $6,374 and $10,674. The reserve amount was developed by using a 3 year average of claims paid from reserves as it relates to the total in force amount of insurance plus case reserves. The information used in developing reserves is received directly from producing units. Trends, adequacy of the reserves and catastrophic events are reviewed by a qualified independent actuary. Corrections and/or adjustments are made based on the trends, historical adequacy and catastrophic events. For the years 2004 and 2003, all

YADKIN VALLEY COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

of the reported reserves were Incurred But Not Reported (“IBNR”). Additionally, the historical nature of the registrant’s credit insurance business is such that the timing of reported claims are of a short duration, generally less than 60 days which results in a more accurate estimate in that a significant amount of the estimate is known prior to reporting date. At December 31, 2004 and 2003, respectively, and, subsequently, there were and have been no additional losses known to the Company, and no case reserves were established.

Other Than Temporary Impairment of Investment Securities

Our policy regarding other than temporary impairment of investment securities requires continuous monitoring. Individual investment securities with a fair market that is less than 80% of original cost over a continuous period of two quarters are evaluated for impairment during the subsequent quarter. The evaluation includes an assessment of both qualitative and quantitative measures to determine whether, in management’s judgment, the investment is likely to recover its original value. If the evaluation concludes that the investment is not likely to recover its original value, the unrealized loss is reported as an other than temporary impairment, and the loss is recorded as a securities transaction on the Consolidated Statement of Income. If the evaluation indicates a loss of asset value, management may elect to record another than temporary impairment immediately.

(2)	Restatement of Financial Statements

On August 24, 2005, the Company received a notice from the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”), addressing its views regarding the valuation of certain equity securities under generally accepted accounting principles in the United States of America (“GAAP”). In response to the notice, the Company’s management discussed with the current and prior auditors and the SEC the accounting and valuation of certain equity securities held by the Company and determined that the Company’s method of accounting for nonmarketable equity securities was not consistent with GAAP. As a result, the Company is restating its consolidated financial statements for the fiscal years December 31, 2004 and December 31, 2003.

The effect of this accounting change on the Company’s consolidated balance sheets and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2004 and 2003, is summarized as follows:

YADKIN VALLEY COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Consolidated Balance Sheet December 31, 2004	As previously reported	Adjustments	As restated

Investments in equity securities	$22,170,052	$2,048,876	$24,218,928
Total assets	22,638,224	2,048,876	24,687,100
Deferred income taxes	7,674,892	799,062	8,473,954
Total liabilities	8,583,673	799,062	9,382,735
Accumulated other comprehensive income	12,134,920	1,249,814	13,384,734
Total shareholders’ equity	14,054,551	1,249,814	15,304,365
Total liabilities and shareholders’ equity	22,638,224	2,048,876	24,687,100

Consolidated Statement of Changes in Shareholders’ Equity December 31, 2004	As previously reported	Adjustments	As restated

Net unrealized gains on securities available for sale, net of income taxes	$449,727	$35,453	$485,180
Accumulated other comprehensive income	12,134,920	1,249,814	13,384,734
Total shareholders’ equity	14,054,551	1,249,814	15,304,365

Consolidated Statement of Cash Flow December 31, 2004	As previously reported	Adjustments	As restated

Noncash investing and financing activities:
Unrealized gain on securities available for sale, net of applicable income taxes	$449,727	$35,453	$485,180

YADKIN VALLEY COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Consolidated Balance Sheet December 31, 2003	As previously reported	Adjustments	As restated

Investments in equity securities	$21,426,028	$1,990,755	$23,416,783
Total assets	21,895,309	1,990,755	23,886,064
Deferred income taxes	7,397,596	776,394	8,173,990
Total liabilities	8,308,929	776,394	9,085,323
Accumulated other comprehensive income	11,685,193	1,214,361	12,899,554
Total shareholders’ equity	13,586,380	1,214,361	14,800,741
Total liabilities and shareholders’ equity	21,895,309	1,990,755	23,886,064

Consolidated Statement of Changes in Shareholders’ Equity December 31, 2003	As previously reported	Adjustments	As restated

Net unrealized gains on securities available for sale, net of income taxes	$3,169,759	$383,113	$3,552,872
Accumulated other comprehensive income	11,685,193	1,214,361	12,899,554
Total shareholders’ equity	13,586,380	1,214,361	14,800,741

Consolidated Statement of Cash Flow December 31, 2003	As previously reported	Adjustments	As restated
Noncash investing and financing activities:
Unrealized gain on securities available for sale, net of applicable income taxes	$3,169,759	$383,113	$3,552,872

(3)	Investments

Investments at December 31, 2004 and 2003, consisted of certificates of deposit and equity securities.

Certificates of deposit of $358,951 and $370,000 at December 31, 2004 and 2003, respectively, are carried at cost. These certificates of deposit have maturities of less than one year. The cost of these securities approximates fair value. Included in certificates of deposit on the consolidated balance sheets are $100,000 in certificates of deposit owned by Yadkin Valley Life Insurance Company which are held on deposit with the Arizona Department of Insurance.

The equity securities of Heritage BancShares, Inc. common stock and the First Citizens Bancorporation of South Carolina, Inc. nonvoting common stock are reported at fair values as provided by the issuers. These equity securities are very thinly traded and there is no known market. See Use of Estimates in Note 1 of Notes to Consolidated Financial Statements.

YADKIN VALLEY COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Equity securities at December 31, 2004 consist of the following securities (as restated):

Description	Number of shares	Cost	Unrealized gain	Fair value
First Citizens Bancorporation of South Carolina, Inc. – voting common stock – par value $5 per share	35,000	$455,000	17,920,000	18,375,000

First Citizens BancShares, Inc. – class A common stock – par value $1 per share	18,845	1,013,748	1,780,024	2,793,772

First Citizens BancShares, Inc. – Class B common stock – par value $1 per share	1,900	84,590	193,285	277,875

Total marketable securities	55,745	1,553,338	19,893,309	21,446,647

Heritage BancShares, Inc. common stock—par value $1 per share	7,401	455,932	99,143	555,075

First Citizens Bancorporation of South Carolina, Inc. – nonvoting common stock – par value $5 per share	5,631	267,473	1,949,733	2,217,206

Total non-marketable securities	13,032	723,405	2,048,876	2,772,281

Total equity securities		$2,276,743	21,942,185	24,218,928

YADKIN VALLEY COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Equity securities at December 31, 2003 consist of the following securities (as restated):

Description	Number of Shares	Cost	Unrealized gain	Fair value
First Citizens Bancorporation of South Carolina, Inc. – voting common stock – par value $5 per share	35,000	$455,000	17,745,000	18,200,000

First Citizens BancShares, Inc. – Class A common stock – par value $1 per share	18,845	1,013,748	1,257,075	2,270,823

First Citizens BancShares, Inc. – Class B common stock – par value $1 per share	1,900	84,590	147,210	231,800

Total marketable securities	55,745	1,553,338	19,149,285	20,702,623

Heritage BancShares, Inc. Stock - par value $1 per share	7,401	455,932	62,137	518,069

First Citizens Bancorporation of South Carolina, Inc. – nonvoting common stock – par value $5 per share	5,631	267,473	1,928,618	2,196,091

Total non-marketable securities	13,032	723,405	1,990,755	2,714,160

Total equity securities		$2,276,743	21,140,040	23,416,783

(4)	Notes Payable

Notes payable at December 31, 2004 and 2003 consist of the following:

	2004	2003
Advances under line of credit expiring June 5, 2005, interest payable monthly at LIBOR plus 1.25%	$899,205	899,205

The line of credit, which is with an unrelated bank, is secured by 10,000 voting common shares of First Citizens Bancorporation of South Carolina, Inc. (FCB-SC) which have a carrying value of $5,250,000 and 18,139 shares of First Citizens BancShares, Inc. of North Carolina (FCB) Class A Common Class, which have a carrying value of $2,689,107. The Company may borrow up to $1,000,000 under the line of credit. The interest rate for this line of credit at December 31, 2004 and 2003 is 3.67% and 2.39%, respectively.

YADKIN VALLEY COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(5)	Shareholders’ Equity and Restrictions

Prior approval by state regulators is required for insurance companies to pay dividends to their shareholders in excess of certain limitations. In addition, shareholders’ equity and minimum capital requirements, as defined by statute, are restricted and cannot be distributed by insurance subsidiaries without approval of the state insurance department. The amount which the insurance subsidiary can pay in dividends during any twelve-month period without prior approval is limited by statute to the lesser of 10% of statutory surplus, or statutory gain from operations of the previous fiscal year. In 2005, the subsidiary may not pay dividends without approval of the Arizona Department of Insurance. In 2004 and 2003, the subsidiary paid dividends to the parent of $50,000 and $46,000, with approval of the Arizona Department of Insurance.

Statutory surplus at December 31, 2004, and net income for the year then ended of the insurance subsidiary, as computed in accordance with statutory accounting practices, were $373,979 and $43,523, respectively. Statutory surplus at December 31, 2003, and net loss for the year then ended of the insurance subsidiary, as computed in accordance with statutory accounting practices, were $396,339 and $48,097, respectively.

(6)	Income Taxes

The Company has elected to file a consolidated federal income tax return. Income tax benefit for the years ended December 31, 2004 and 2003 is composed of the following:

	2004	2003
Current:
Federal	$0	(6,660)
State	0	0

	0	(6,660)

Deferred:
Federal	(17,001)	(40,155)
State	0	0

	(17,001)	(40,155)

Total	$(17,001)	(46,815)

At December 31, 2004 and 2003, deferred tax assets (liabilities) consist of the following components:

	2004	2003
Deferred tax assets:
Tax loss and credit carryforwards	$90,982	75,695

Gross deferred tax assets	90,982	75,695

Valuation allowance	(7,485)	(9,200)

Net deferred tax asset	83,497	66,495

Deferred tax liabilities:
Unrealized gain on securities available-for-sale (previously reported)	(7,758,389)	(7,464,091)

Adjustments due to restatement	(799,062)	(776,394)

Net deferred tax liability	$(8,473,954)	(8,173,990)

YADKIN VALLEY COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities in making this assessment.

The reasons for the difference between total income tax benefit and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes are as follows:

	2004	2003
Income tax expense (benefit) at federal statutory rates	$8,060	(30,675)
Effect of dividends received deduction and other	(25,061)	(16,140)

Income tax benefit	$(17,001)	(46,815)

At December 31, 2004, the Company has a net operating loss carry-forward (NOL) for federal income tax purposes of $241,292 that expires in 2021 through 2024. At December 31, 2004, the Company has an NOL for state income tax purposes of $164,336 that expires between 2014 and 2019.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize net operating loss carry-forwards in the case of certain events including significant changes in ownership interests. If the Company’s NOL’s are limited and the Company has taxable income which exceeds the permissible yearly NOL, the Company would incur a federal income tax liability even though NOL’s would be available in future years. The North Carolina general statutes require that carried forward losses must be reduced or offset by any income not taxable received in succeeding years.

(7)	Related Parties

Certain significant shareholders of the Company are also significant shareholders of First Citizens BancShares, Inc. (FCB), First Citizens Bancorporation of South Carolina, Inc. (FCB-SC), Heritage, Southern and Fidelity. All of these entities are related through common ownership. American Guaranty Insurance Company (AGI) and First-Citizens Bank & Trust Company (FCB&T) are wholly owned subsidiaries of FCB, and TLIC is wholly owned by FCB&T.

The Company has no employees. AGI provides all managerial, administrative and operational services necessary in carrying out the Company’s business. Management fees for such services were $24,687 in 2004 and $17,726 in 2003. The amount of management fees is a fee mutually agreed upon for services rendered and expenses incurred which are reasonable and properly attributed to the management and conduct of the Company’s business.

The Company holds stock in FCB, FCB-SC and Heritage (refer to note 3). At December 31, 2004 and 2003, the Company had $258,951 and $270,000, respectively, invested in First-Citizens Bank & Trust Company (FCB&T), a subsidiary of FCB, certificates of deposit. The interest rates on the certificates of deposit range from 1.10% to 1.20% at December 31, 2004. The cash balance of $108,783 at December 31, 2004 and $98,945 at December 31, 2003 is represented by deposit accounts at FCB&T.

YADKIN VALLEY COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Yadkin Valley Life provides reinsurance under a reinsurance agreement entered into on August 1, 1994, to TLIC, a subsidiary of FCB&T. The agreement is on a coinsurance basis according to Yadkin’s share, subject to the terms and conditions of the original policy issued by TLIC for the reinsured policy. Reinsurance amounts are calculated in terms of coverages on a per certificate basis. The maximum amount allowed for a single certificate is $25,000. The agreement provides that TLIC shall maintain a certificate of deposit in an amount no less than any reserve established for the Company.

The policies reinsured are sold through Southern, Fidelity, and Heritage. Amounts related to business assumed from TLIC for 2004 and 2003 follows:

	2004	2003
Premiums assumed	$128,208	161,549
Death benefits assumed	14,983	120,796
Life policy claim reserves assumed	6,374	10,647
Commissions paid	57,311	72,735

(8)	Subsequent Events

Subsequent to December 31, 2004 and prior to the filing of this Amended Form 10-KSB/A, First Citizens Bancorporation, Inc., Columbia, South Carolina announced its intentions to pursue voluntary de-registration with the Securities and Exchange Commission. The announcement stated that record holders of 170 and fewer voting common stock would receive $735.00 in cash for each voting common stock. This announcement is expected to have a material impact on the fair market value of these securities and the non-marketable equity securities of Bancorporation in subsequent reporting periods. Using this fair value would increase investments in equity securities by $8,236,882 and increase other comprehensive income by $5,024,498 from the December 31, 2004 values.

Subsequent to December 31, 2004, Registrant filed an 8-K with the Securities and Exchange Commission in which it announced its intentions to pursue voluntary de-registration by means of a reverse stock-split. Shareholders will receive 1 share for each 50 shares held immediately prior to the reverse stock-split. In lieu of fractional shares, shareholders will receive $78.00 in cash for each pre-split share comprising a fraction of a newly issued share.

EXHIBIT B

U.S. SECURITIES AND EXCHANGE COMMISSION

DRAFT

Washington, DC 20549

FORM 10-QSB/A

(Amendment No.1)

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2005

Commission file number- 1-14081

YADKIN VALLEY COMPANY

(Exact name of registrant as specified in its charter)

North Carolina	56-1249566
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Post Office Box 18747

Raleigh, North Carolina 27619

(address of principal executive offices)

Telephone: (919) 716-2266

(Registrant’s telephone number)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes      X        No

On March 31, 2005, there were 180,700 outstanding shares of Registrant’s common stock.

1

Explanatory Note

This Amendment to the Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2005, is being filed in response to comments received from the Securities and Exchange Commission in connection with its review of the Registrant’s filed reports. Among other revisions, this amendment changes the values at which certain investment securities are recorded in the Registrant’s consolidated financial statements. Those investment securities consist of equity securities which do not have readily determinable fair values and previously were carried at the lower of the cost or fair value. The change is to carry those securities at their fair value as required by U.S. generally accepted accounting principles. The impact of the change is to increase the values at which the investment securities are reflected in the consolidated financial statements, and to increase total assets, deferred income taxes and accumulated other comprehensive income. The change does not have an impact on previously reported earnings. See Note 2 of the Notes to Condensed Consolidated Financial Statements for additional discussion.

2

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

YADKIN VALLEY COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	March 31, 2005	December 31, 2004
	(As restated, see Note 2)	(As restated, see Note 2)
ASSETS
Cash and investments:
Cash	$80,677	108,783
Investments in equity securities	24,765,861	24,218,928
Certificates of deposit	330,000	358,951

Total cash and investments	25,176,538	24,686,662
Accrued investment income	750	338
Other assets	100	100

Total assets	$25,177,388	24,687,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities :
Life policy claims reserves	6,374	6,374
Deferred income taxes	8,663,278	8,473,954
Notes payable	899,205	899,205
Accrued interest payable	3,161	3,202

Total liabilities	9,572,018	9,382,735

Shareholders’ equity :
Common stock, par value $1 per share; authorized 500,000 shares, issued and outstanding 180,700 shares in 2005 and 2004	180,700	180,700
Retained earnings	1,706,306	1,738,931
Accumulated other comprehensive income	13,718,364	13,384,734

Total shareholders’ equity	15,605,370	15,304,365

Total liabilities and shareholders’ equity	$25,177,388	24,687,100

See accompanying notes to consolidated financial statements.

3

YADKIN VALLEY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED

	For the three months ended March 31, 2005	For the three months ended March 31, 2004
Premiums and other revenue :
Life premiums	$26,933	$35,935
Dividend income	19,926	17,955
Interest income	1,419	788

	48,278	54,678

Benefits and expenses :
Death benefits	11,131	4,109

Operating expenses :
Commissions	12,088	16,054
Interest	8,384	5,415
Professional fees	25,628	23,155
Management fees	6,923	8,881
General, administrative and other	40,728	38,728

	104,882	96,342

Loss before income taxes	(56,604)	(41,664)

Income tax benefit	(23,979)	(18,908)

Net loss	$(32,625)	$(22,756)

Net loss per share	$(0.18)	$(0.13)

Weighted average shares outstanding	180,700	181,130

See accompanying notes to consolidated financial statements.

4

YADKIN VALLEY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

UNAUDITED

	Common Stock	Retained earnings	Accumulated other comprehensive income (as restated)	Total shareholders’ equity (as restated)
Balance at December 31, 2004 (as restated)	$180,700	1,738,931	13,384,734	15,304,365

Comprehensive income:
Net loss	—	(32,625)	—	(32,625)
Net unrealized gains on equity securities, net of income taxes of $213,304 (as restated)	—	—	333,630	333,630

Comprehensive income (as restated)				301,005

Balance at March 31, 2005 (as restated)	$180,700	1,706,306	13,718,364	15,605,370

See accompanying notes to consolidated financial statements.

5

YADKIN VALLEY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

UNAUDITED

	2005	2004
Operating activities :
Net loss	$(32,625)	$(22,756)
Adjustments to reconcile net loss to net cash used by operating activities:
Deferred tax benefit	(23,979)	(18,908)
Increase in accrued investment income	(412)	(460)
Increase (decrease) in accrued interest payable	(41)	31

Net cash used by operating activities	(57,057)	(42,093)

Investing activities :
Purchases of certificates of deposit	(230,000)	(140,000)
Maturities of certificates of deposit	258,951	120,000

Net cash provided (used) by investing activities	28,951	(20,000)

Net decrease in cash	(28,106)	(62,093)

Cash at beginning of reporting period	108,783	98,945

Cash at end of reporting period	$80,677	$36,852

Cash payments for :
Interest	$8,425	$5,384

Income taxes	—	—

Non-cash investing and financing activities :
Increase in unrealized gain on equity securities, net of applicable income taxes of $213,304 and $167,101, respectively (as restated)	$333,630	$250,773

See accompanying notes to consolidated financial statements.

6

YADKIN VALLEY COMPANY AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts and operations of Yadkin Valley Company (the “Parent”) and its wholly owned subsidiary, Yadkin Valley Life Insurance Company, hereinafter collectively referred to as the Company. Inter-company accounts and transactions have been eliminated. The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which, as to the insurance subsidiary, may vary in some respects from statutory accounting practices which are prescribed or permitted by the Insurance Department of the State of Arizona. All adjustments considered necessary for a fair presentation of the results for the interim periods have been included (such adjustments are normal and recurring in nature).

The information contained in the footnotes to the Company’s condensed consolidated financial statements included in the Company’s Form 10-KSB and Form 10-KSB/A should be referenced when reading these unaudited condensed interim financial statements. Operating results for the interim periods presented herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

For the three months ended March 31, 2005 and 2004, total comprehensive income consisting of net loss and unrealized gains on equity securities, net of taxes, was $301,005 (as restated) and $228,017 (as restated), respectively.

Note 2: Restatement of Financial Statements

On August 24, 2005, the Company received a notice from the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”), addressing its views regarding the valuation of certain equity securities under generally accepted accounting principles in the United States of America (“GAAP”). In response to the notice, the Company’s management discussed with the current and prior auditors and the SEC the accounting and valuation of certain equity securities held by the Company and determined that the Company’s method of accounting for nonmarketable equity securities was not consistent with GAAP. As a result, the Company is restating its financial statements for the fiscal years December 31, 2004 and 2003 and quarterly periods ended March 31, 2005 and June 30, 2005.

The effect of this accounting change on the Company’s consolidated balance sheets as of March 31, 2005 and December 31, 2004, the consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the quarter ended March 31, 2005 and the consolidated statement of cash flows for the quarter ended March 31, 2004, is summarized as follows:

Consolidated Balance Sheet March 31, 2005	As previously reported	Adjustments	As restated
Investments in equity securities	$22,653,636	2,112,225	24,765,861
Total assets	23,065,163	2,112,225	25,177,388
Deferred income taxes	7,839,511	823,767	8,663,278
Total liabilities	8,748,251	823,767	9,572,018
Accumulated other comprehensive income	12,429,906	1,288,458	13,718,364
Total shareholders’ equity	14,316,912	1,288,458	15,605,370
Total liabilities and shareholders’ equity	23,065,163	2,112,225	25,177,388

7

Consolidated Statement of Changes in Shareholders’ Equity March 31, 2005	As previously Reported	Adjustments	As restated
Net unrealized gains on equity securities, net of income taxes	$294,986	38,644	333,630
Accumulated other comprehensive income	12,429,906	1,288,458	13,718,364
Total shareholders’ equity	14,316,912	1,288,458	15,605,370

Consolidated Statement of Cash Flow March 31, 2005	As previously Reported	Adjustments	As restated
Noncash investing and financing activities:
Unrealized gain on equity securities, net of applicable income taxes	$294,986	38,644	333,630

Consolidated Balance Sheet December 31, 2004	As previously Reported	Adjustments	As restated
Investments in equity securities	$22,170,052	2,048,876	24,218,928
Total assets	22,638,224	2,048,876	24,687,100
Deferred income taxes	7,674,892	799,062	8,473,954
Total liabilities	8,583,673	799,062	9,382,735
Accumulated other comprehensive income	12,134,920	1,249,814	13,384,734
Total shareholders’ equity	14,054,551	1,249,814	15,304,365
Total liabilities and shareholders’ equity	22,638,224	2,048,876	24,687,100

Consolidated Statement of Cash Flow March 31, 2004	As previously Reported	Adjustments	As restated
Non-cash investing and financing activities:
Unrealized gain on equity securities, net of applicable income taxes	$225,014	25,759	250,773

Note 3: Related Parties

Certain significant shareholders of the Company are also significant shareholders of First Citizens BancShares, Inc., Raleigh, North Carolina (“FCB”), First Citizens Bancorporation, Inc., Columbia, South Carolina (“FCB-SC”), Heritage BancShares, Inc. Lucama, North Carolina (“HBI), The Heritage Bank, Lucama, North Carolina (“Heritage”), Southern Bank & Trust Company, Mount Olive, North Carolina (“Southern”), and The Fidelity Bank, Fuquay-Varina, North Carolina (“Fidelity”). All of these entities are related through common ownership. American Guaranty Insurance Company (“AGI”) and First-Citizens Bank & Trust Company (“FCB&T”) are wholly owned subsidiaries of FCB, and Triangle Life Insurance Company (“TLIC”) is wholly owned by FCB&T. The Company holds stock in FCB, FCB-SC and HBI. At March 31, 2005 and December 31, 2004, the Company had $230,000 and $258,951 respectively, invested in certificates of deposit in FCB&T.

The Company has no employees. AGI provides all managerial, administration and operational services necessary in carrying out the Company’s business. AGI is a subsidiary of FCB and provides management services to the Company. Management fees were $6,923 for the three months ending March 31, 2005 and $8,881 for the corresponding period in 2004.

8

Yadkin Valley Life provides reinsurance to TLIC, a subsidiary of FCB&T. The policies reinsured are sold through Southern, Fidelity and Heritage. Amounts related to business assumed from TLIC for the three months ended March 31, 2005 and the corresponding period in 2004 are as follows:

	2005	2004
Premiums assumed	$26,933	$35,935
Death benefits assumed	11,131	4,109
Commissions assumed	12,088	16,054

At both March 31, 2005 and December 31, 2004, the Company’s balance sheet reflected assumed life policy claim reserves of $6,374.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is presented to assist shareholders in understanding Yadkin’s consolidated financial condition and results of operations and should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

The Company restated its consolidated financial statements for the fiscal years ended December 31, 2004 and 2003 and the quarterly periods ended March 31, 2005 and June 30, 2005. See Note 2 of the Notes to Condensed Consolidated Financial Statements for additional discussion.

RESULTS OF OPERATIONS. The Company realized an increase in consolidated loss before income taxes of $14,940 during the period reported compared to the corresponding period in 2004. The increase in the loss was primarily due to an increase in death benefits paid of $7,022, a $2,743 increase in professional fees and a $2,969 increase in interest expense on notes. Consolidated net loss during the period was $32,625 compared to a consolidated net loss of $22,756 during the corresponding period of 2004.

The main source of operating funds for the period reported was from Yadkin Valley Life Insurance Company’s (“Yadkin Valley Life”) operation. Revenue from Yadkin Valley Life’s operation continued to decline primarily as a result of a decrease in sales of credit life insurance by producing banks. Premiums have decreased $9,002 (25.0%) from the corresponding period in 2004 and management expects the decline may continue for the remainder of the year as the products being reinsured are not being actively marketed. The premium volume of Yadkin Valley Life does vary from year to year based on the volume and eligibility of loans for credit life insurance in producing banks.

The primary outflows of the Company’s funds are for claim payments, commission payments and general expenses. Incurred claims increased $7,022 (170.9%) from the corresponding period in 2004. The change is not specifically attributable to any known events as there have been no change in operations, underwriting or any other procedure. Management believes all claims filed and paid to be proper and paid according to provisions in the various policies issued and the increase is not indicative of a trend. While the policyholder mortality experience represents the primary uncertainty of Yadkin Valley Life’s operations, claim reserves have proven to be adequate. The life policy claim reserves reported at March 31, 2005 and December 31, 2004 were $6,374 and $6,374, respectively. The reserve amount was developed by using a 3 year average of claims paid from reserves as it relates to the total in force amount of insurance plus case reserves. Trends, adequacy of the reserves and catastrophic events are reviewed by a qualified independent actuary. Corrections and/or adjustments are made based on the trends, historical adequacy and catastrophic events. For the quarters ending March 31, 2005 and 2004 respectively, all of the reported reserves were IBNR. There were no case reserves. Additionally, the historical nature of the registrant’s credit insurance business is such that the timing of reported claims are of a short duration, generally less than 60 days. The decline in commission payments in 2005 versus 2004 is directly correlated to the decline in assumed premium written. Operating expenses, excluding commissions, increased by $5,484 (7.2%) for the period reported from the corresponding period of 2004, primarily due to an increase in professional fees of $2,743

9

(10.7%) and an increase in interest expense of $2,969 (54.8%). Professional fees increased as a result of incremental cost associated with examination and review of Registrant. The reason for the increase in interest expense was due to the increase in the LIBOR rate.

INVESTMENTS. During 2005, the Company’s investments in equity securities experienced an increase in fair values of $546,933 (2.3%) from December 31, 2004. The increase in fair values of the Company’s investments as of March 31, 2005 is driven by the fact that the Company’s largest individual holding is in a banking organization (FCB-SC) whose equity securities are not widely traded and thus are subject to fluctuation.

The most significant estimate the Company makes, related to its investment portfolio, is the determination of fair market value of First Citizens Bancorporation, Inc. (“Bancorporation”) non voting stock and Heritage BancShares, Inc. (“HBI”) common stock. The fair value of the Bancorporation non voting stock is reported using a 25% discount from the fair value of Bancorporation’s voting common stock. There are only four shareholders of the non voting stock and no transfers in the last five years. The 25% discount is provided by management of Bancorporation. There is no known market. The fair value of the HBI stock is reported using a buy back price determined annually by HBI. This stock is also extremely thinly traded and there is no known market.

There can be no assurances that the current fair values will be sustained in future periods and continued fluctuations in the fair values of these investments in future periods will result in fluctuations of shareholders’ equity.

The values of the aforementioned Bancorporation and HBI securities are based upon a buy back price established by management of those entities. Should those buy back prices change, materially different amounts may be reported in the Company’s consolidated balance sheet.

LIQUIDITY. Management views liquidity as a key financial objective. Management relies on the operations of Yadkin Valley Life as the principal source of liquidity. Further, limited borrowings have allowed the Company to fund asset growth and maintain liquidity. A factor, which could impact the Company’s financial position and liquidity is a significant increase or decrease in the market values of the securities held in the investment portfolio.

Management believes the liquidity of the Company to be adequate as evidenced by ratios of assets to liabilities of 2.63 at March 31, 2005 and 2.63 at December 31, 2004, which ratio continues to remain constant. Investments in equity securities had a carrying value at March 31, 2005 and December 31, 2004 of $24,765,861 and $24,218,928 respectively, of which $21,930,231 are classified as available for sale and portions of which could be sold as a source of cash. Factors which could impact the Company’s financial position and liquidity are significant increases or decreases in the market values of these equity securities. While management considers $21,930,231 of the securities to be readily marketable, the Company’s ability to sell a substantial portion of these investments may be inhibited by the limited trading of most of these securities, and may result in the Company realizing substantial losses on any such sales. Management of the Company believes that Yadkin Valley Life maintains sufficient other sources of liquidity such as certificates of deposit and borrowings and that sales of these investments would not appear necessary for the foreseeable future.

FINANCIAL CONDITION. The increase in total assets from December 31, 2004 was primarily due to an increase in unrealized gains on equity securities. There were no other material changes in assets during the first quarter of 2005.

CAPITAL RESOURCES. There are no material commitments for capital expenditures and none are anticipated. At March 31, 2005, Registrant had outstanding borrowings, which is with an unrelated bank, of $899,205 secured by 18,139 shares of the Class A Common Stock of First Citizens BancShares, Inc., Raleigh, North Carolina which have a carrying value of $2,655,187 and 10,000 voting common shares of First Citizens Bancorporation, Inc., Columbia, South Carolina which have a carrying value of $5,400,000. Any funds needed to satisfy loan repayments would be derived from the sale of or repositioning of investments and dividends from Yadkin Valley Life.

10

FORWARD-LOOKING STATEMENTS. The foregoing discussion may contain statements that could be deemed forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” or other statements concerning opinions or judgment of the Company and its management about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the market value and marketability of the Company’s investment securities, changing levels of life insurance claims, the financial success or changing strategies of banks that sell credit life insurance, actions of government regulators, the level of market interest rates, and general economic conditions.

Regulatory Matters

The Sarbanes-Oxley Act of 2002 is sweeping federal legislation that was signed into law on July 30, 2002 and that addresses accounting, corporate governance and disclosure issues relating to public companies. Some of the provisions of the Act became effective immediately, while others are still in the process of being implemented.

In general, the Act mandates important new corporate governance, financial reporting and disclosure requirements intended to enhance the accuracy and transparency of public companies’ reported financial results. It establishes new responsibilities for corporate chief executive officers and chief financial officers and boards of directors in the financial reporting process, and it creates a new regulatory body to oversee auditors of public companies.

The economic and operational effects of the Act on public companies, including the Company, have been and will continue to be significant in terms of the increased time, resources and costs associated with complying with the new law. Because the Act, for the most part, applies equally to larger and smaller public companies, it will present the Company with particular challenges, and increased audit fees and compliance costs associated with the Act could have a negative effect on our results of operations.

Item 3. Controls and Procedures

Registrant’s original Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 (the “Original Report”) indicated that Registrant’s Chief Executive Officer, who also serves as Registrant’s Chief Financial Officer, had concluded that, as of the end of the period covered by the Original Report, Registrant’s disclosure controls and procedures, as defined in Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), were effective in enabling Registrant to record, process, summarize and report in a timely manner the information required to be disclosed in reports Registrant files under the Exchange Act.

Subsequently, on August 24, 2005, Registrant received notification by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) of comments and questions regarding Registrant’s method of determining the values of certain non-marketable equity securities as reported in its consolidated financial statements. Following discussions between Registrant’s management, Registrant’s current and former independent public accountants, and the SEC staff, Registrant determined that its method of valuing those non-marketable equity securities was not consistent with accounting principles generally accepted in the United States.

As a result, on September 8, 2005, Registrant’s Board of Directors concluded that Registrant’s previously issued consolidated financial statements for the fiscal years ended December 31, 2004 and 2003, and the quarterly periods ended March 31, 2005 and June 30, 2005 should be restated and no longer should be relied upon.

11

In connection with the restatement and preparation of this Form 10-QSB/A, Registrant’s Chief Executive Officer carried out another evaluation of the effectiveness of the design and operation of Registrant’s disclosure controls and procedures. Based upon that evaluation, Registrant’s Chief Executive Officer concluded that, as discussed below, a change should be made in Registrant’s disclosure controls and procedures to ensure that the information required to be disclosed in reports Registrant files under the Exchange Act is recorded, processed, summarized and reported in a timely manner.

Based on the definition of “material weakness” in the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements, restatement of financial statements in prior filings with the SEC is an indicator of the existence of a “material weakness” in the design or operation of internal control over financial reporting. Registrant has conducted a review of its accounting methods related to the valuation of equity securities and has modified its method of accounting for equity securities in accordance with accounting principles generally accepted in the United States. Registrant believes that these remedial steps have corrected the material weakness in internal control over financial reporting described above.

Registrant will continue to evaluate its internal control over financial reporting on a regular basis and, if problems or deficiencies are identified during the course of those evaluations, Registrant will consider what revision, improvement and/or correction is needed in order to ensure that its internal control over financial reporting is effective.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

At March 31, 2005, Registrant was not a party to any legal proceedings that are expected to have a material effect on its financial condition or results of operation.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Not applicable

Item 3. Defaults Upon Senior Securities

Not applicable

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable

Item 5. Other Information

Subsequent to March 31, 2005 and prior to the filing of this Amended Form 10-QSB/A, First Citizens Bancorporation, Inc., Columbia, South Carolina announced its intentions to pursue voluntary de-registration with the Securities and Exchange Commission. The announcement stated that record holders of 170 and fewer voting common stock would receive $735.00 in cash for each voting common stock. This announcement is expected to have a material impact on the fair market value of these securities in subsequent reporting periods. Using this fair value would increase investments in equity securities by $7,648,534 and increase other comprehensive income by $4,665,606 from the March 31, 2005 values. At the time of this filing the stock was still trading at a discount to this repurchase price.

12

Subsequent to March 31, 2005, and prior to the filing of this Amended Form 10-QSB/A, Registrant filed an 8-K with the Securities and Exchange Commission in which it announced its intentions to pursue voluntary de-registration by means of a reverse stock-split. Shareholders will receive 1 share for each 50 shares held immediately prior to the reverse stock-split. In lieu of fractional shares, shareholders will receive $78.00 in cash for each pre-split share comprising a fraction of a newly issued share.

Item 6. Exhibits

The following exhibits are filed herewith or incorporated herein by reference as part of this Report.

Exhibit Number	Description
31.1	Certification of Registrant’s principal executive officer pursuant to Rule 13a-14(a)

31.2	Certification of Registrant’s principal financial officer pursuant to Rule 13a-14(a)

32	Certification of Registrant’s principal executive officer and principal financial officer pursuant to 18 U. S. C. Section 1350

13

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

YADKIN VALLEY COMPANY

Date: November , 2005	By:
David S. Perry, President

In accordance with Section13 or 15(d) of the Securities and Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
David S. Perry	President, Treasurer and Director (principal executive and principal financial officer)	November , 2005

14

EXHIBIT INDEX

Exhibit Number	Description
31.1	Certification of Registrant’s principal executive officer pursuant to Rule 13a-14(a)

31.2	Certification of Registrant’s principal financial officer pursuant to Rule 13a-14(a)

32	Certification of Registrant’s principal executive officer and principal financial officer pursuant to 18 U. S. C. Section 1350

15

EXHIBIT 31.1

CERTIFICATION

(Pursuant to Rule 13(a)-14(a))

I, David S. Perry, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB/A of Yadkin Valley Company;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an quarterly report) that has materially affected or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November , 2005
David S. Perry, President and Treasurer
(principal executive officer )

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EXHIBIT 31.2

CERTIFICATION

(Pursuant to Rule 13(a)-14(a))

I, David S. Perry, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB/A of Yadkin Valley Company;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an quarterly report) that has materially affected or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November , 2005
David S. Perry, President and Treasurer (principal financial officer)

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EXHIBIT 32

CERTIFICATION

(Pursuant to 18 U.S.C. Section 1350)

The undersigned hereby certifies that, to the best of his knowledge, (i) the foregoing Quarterly Report on Form 10-QSB/A filed by Yadkin Valley Company (the “Registrant”) for the quarter ended March 31, 2005, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: November , 2005
David S. Perry, President and Treasurer (principal executive and financial officer)

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EXHIBIT C

U.S. SECURITIES AND EXCHANGE COMMISSION

DRAFT

Washington, DC 20549

FORM 10-QSB/A

(Amendment No. 1)

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2005

Commission file number- 1-14081

YADKIN VALLEY COMPANY

(Exact name of registrant as specified in its charter)

North Carolina	56-1249566
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Post Office Box 18747

Raleigh, North Carolina 27619

(address of principal executive offices)

Telephone: (919) 716-2266

(Registrant’s telephone number)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      X        No

On June 30, 2005, there were 180,598 outstanding shares of Registrant’s common stock.

1

Explanatory Note

This Amendment to the Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 2005, is being filed in response to comments received from the Securities and Exchange Commission in connection with its review of the Registrant’s filed reports. Among other changes, this amendment changes the values at which certain investment securities are recorded in the Registrant’s consolidated financial statements. Those investment securities consist of equity securities which do not have readily determinable fair values and previously were carried at the lower of the cost or fair value. The change is to carry those securities at their fair value as required by U.S. generally accepted accounting principles. The impact of the change is to increase the values at which the investment securities are reflected in the consolidated financial statements, and to increase total assets, deferred income taxes and accumulated other comprehensive income. The change does not have an impact on previously reported earnings. See Note 2 of the Notes to Condensed Consolidated Financial Statements for additional discussion.

2

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

YADKIN VALLEY COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	June 30, 2005	December 31, 2004
	(As restated, see Note 2)	(As restated, see Note 2)
ASSETS
Cash and investments:
Cash	$71,838	108,783
Investments in equity securities	24,718,075	24,218,928
Certificates of deposit	322,000	358,951

Total cash and investments	25,111,913	24,686,662
Accrued investment income	588	338
Other assets	100	100

Total assets	$25,112,601	24,687,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities :
Life policy claims reserves	6,374	6,374
Deferred income taxes	8,635,829	8,473,954
Notes payable	899,205	899,205
Accrued interest payable	3,376	3,202

Total liabilities	9,544,784	9,382,735

Shareholders’ equity :
Common stock, par value $1 per share; authorized 500,000 shares, issued and outstanding 180,598 shares in 2005 and 180,700 shares in 2004	180,598	180,700
Retained earnings	1,698,004	1,738,931
Accumulated other comprehensive income	13,689,215	13,384,734

Total shareholders’ equity	15,567,817	15,304,365

Total liabilities and shareholders’ equity	$25,112,601	24,687,100

See accompanying notes to consolidated financial statements.

3

YADKIN VALLEY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED

	For the three months ended June 30, 2005	For the three months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Premiums and other revenue:
Life premium	$24,923	$33,023	51,856	68,958
Dividend income	21,036	46,525	40,962	64,480
Interest income	1,492	766	2,911	1,554

	47,451	80,314	95,729	134,992

Benefits and expenses:
Death benefits	2,646	—	13,777	4,109
Operating expenses:
Commissions	10,530	14,758	22,618	30,812
Interest	9,908	5,766	18,293	11,181
Professional fees	24,956	6,640	50,584	29,795
Management fees	6,923	5,441	13,846	14,322
General, administrative and other	3,704	5,440	44,431	44,169

	58,667	38,045	163,549	134,388

Income (loss) before income taxes	(11,216)	42,269	(67,820)	604

Income tax expense (benefit)	(8,812)	3,784	(32,791)	(15,124)

Net income (loss)	$(2,404)	$38,485	(35,029)	15,728

Net income (loss) per share	$(0.01)	$0.21	(0.19)	0.09

Weighted average shares outstanding	180,639	181,109	180,670	181,117

See accompanying notes to consolidated financial statements.

4

YADKIN VALLEY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005

UNAUDITED

	Common Stock	Retained earnings	Accumulated other comprehensive income (as restated)	Total shareholders’ equity (as restated)
Balance at December 31, 2004 (as restated)	$180,700	1,738,931	13,384,734	15,304,365

Comprehensive income:
Net loss	—	(35,029)	—	(35,029)
Net unrealized gains on equity securities, net of income taxes of $194,668 (as restated, see Note 2)	—	—	304,481	304,481

Comprehensive income (as restated)				269,452
Redemption of 102 shares of common stock	(102)	(5,898)	—	(6,000)

Balance at June 30, 2005 (as restated)	$180,598	1,698,004	13,689,215	15,567,817

See accompanying notes to consolidated financial statements.

5

YADKIN VALLEY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

UNAUDITED

	2005	2004
Operating activities :
Net income (loss)	$(35,029)	15,728
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Deferred tax benefit	(32,791)	(15,124)
Decrease (increase) in accrued investment income	(250)	10
Increase in accrued interest payable	174	403

Net cash provided (used) by operating activities	(67,896)	1,017

Investing activities :
Purchases of certificates of deposit	(774,000)	(530,477)
Maturities of certificates of deposit	810,951	510,000

Net cash provided (used) by investing activities	36,951	(20,477)

Financing activities :
Purchases and retirement of common stock	(6,000)	(1,300)

Net cash used by financing activities	(6,000)	(1,300)

Net decrease in cash	(36,945)	(20,760)

Cash at beginning of reporting period	108,783	98,945

Cash at end of reporting period	$71,838	78,185

Cash payments for :
Interest	$18,118	10,778

Income taxes	—	—

Non-cash investing and financing activities :
Increase in unrealized gain on equity securities, net of applicable income taxes of $194,668 and ($6,114), respectively (as restated)	$304,481	(1,028)

See accompanying notes to consolidated financial statements.

6

YADKIN VALLEY COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts and operations of Yadkin Valley Company (the “Parent”) and its wholly owned subsidiary, Yadkin Valley Life Insurance Company, hereinafter collectively referred to as the Company. Inter-company accounts and transactions have been eliminated. The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which, as to the insurance subsidiary, may vary in some respects from statutory accounting practices which are prescribed or permitted by the Insurance Department of the State of Arizona. All adjustments considered necessary for a fair presentation of the results for the interim periods have been included (such adjustments are normal and recurring in nature).

The information contained in the footnotes to the Company’s condensed consolidated financial statements included in the Company’s Form 10-KSB and Form 10-KSB/A should be referenced when reading these unaudited condensed interim financial statements. Operating results for the interim periods presented herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

For the six months ended June 30, 2005 and 2004, total comprehensive income consisting of net income (loss) and unrealized gains on equity securities, net of taxes, was $269,452 (as restated) and $14,700 (as restated), respectively. For the three months ended June 30, 2005 and 2004, total comprehensive income consisting of net income (loss) and unrealized gains on equity securities, net of taxes, was $(31,553) and $(213,317), respectively.

Note 2: Restatement of Financial Statements

On August 24, 2005, the Company received a notice from the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”), addressing its views regarding the valuation of certain equity securities under generally accepted accounting principles in the United States of America (“GAAP”). In response to the notice, the Company’s management discussed with the current and prior auditors and the SEC the accounting and valuation of certain equity securities held by the Company and determined that the Company’s method of accounting for nonmarketable equity securities was not consistent with GAAP. As a result, the Company is restating its financial statements for the fiscal years December 31, 2004 and 2003 and quarterly periods ended March 31, 2005 and June 30, 2005.

The effect of this accounting change on the Company’s consolidated balance sheets as of June 30, 2005 and December 31, 2004, the consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the six months ended June 30, 2005 and the consolidated statement of cash flows for the six months ended June 30, 2004, is summarized as follows:

Consolidated Balance Sheet June 30, 2005	As previously reported	Adjustments	As restated
Investments in equity securities	$22,605,851	2,112,224	24,718,075
Total assets	23,000,377	2,112,224	25,112,601
Deferred income taxes	7,812,062	823,767	8,635,829
Total liabilities	8,721,017	823,767	9,544,784
Accumulated other comprehensive income	12,400,758	1,288,457	13,689,215
Total shareholders’ equity	14,279,360	1,288,457	15,567,817
Total liabilities and shareholders’ equity	23,000,377	2,112,224	25,112,601

7

Consolidated Statement of Changes in Shareholders’ Equity June 30, 2005	As previously Reported	Adjustments	As restated
Net unrealized gains on equity securities net of income taxes	$265,838	38,643	304,481
Accumulated other comprehensive income	12,400,758	1,288,457	13,689,215
Total shareholders’ equity	14,279,360	1,288,457	15,567,817

Consolidated Statement of Cash Flow June 30, 2005	As previously Reported	Adjustments	As restated
Non-cash investing and financing activities:
Unrealized gain on equity securities, net of applicable income taxes	$265,838	38,643	304,481

Consolidated Balance Sheet December 31, 2004	As previously Reported	Adjustments	As restated
Investments in equity securities	$22,170,052	2,048,876	24,218,928
Total assets	22,638,224	2,048,876	24,687,100
Deferred income taxes	7,674,892	799,062	8,473,954
Total liabilities	8,583,673	799,062	9,382,735
Accumulated other comprehensive income	12,134,920	1,249,814	13,384,734
Total shareholders’ equity	14,054,551	1,249,814	15,304,365
Total liabilities and shareholders’ equity	22,638,224	2,048,876	24,687,100

Consolidated Statement of Cash Flow June 30, 2004	As previously Reported	Adjustments	As restated
Non-cash investing and financing activities:
Unrealized gain on equity securities, net of applicable income taxes	$3,358	(4,386)	(1,028)

Note 3: Related Parties

Certain significant shareholders of the Company are also significant shareholders of First Citizens BancShares, Inc., Raleigh, North Carolina (“FCB”), First Citizens Bancorporation, Inc., Columbia, South Carolina (“FCB-SC”), Heritage BancShares, Inc., Lucama, North Carolina (“HBI”), The Heritage Bank, Lucama, North Carolina (“Heritage”), Southern Bank & Trust Company, Mount Olive, North Carolina (“Southern”), and The Fidelity Bank, Fuquay-Varina, North Carolina (“Fidelity”). All of these entities are related through common ownership. American Guaranty Insurance Company (“AGI”) and First-Citizens Bank & Trust Company (“FCB&T”) are wholly owned subsidiaries of FCB, and Triangle Life Insurance Company (“TLIC”) is wholly owned by FCB&T. The Company holds stock in FCB, FCB-SC and HBI. At June 30, 2005 and December 31, 2004, the Company had $222,000 and $258,951 respectively, invested in certificates of deposit in FCB&T.

The Company has no employees. AGI provides all managerial, administration and operational services necessary in carrying out the Company’s business. AGI is a subsidiary of FCB and provides management services to the Company. Management fees were $13,846 for the six months ending June 30, 2005 and $14,322 for the corresponding period in 2004.

8

Yadkin Valley Life provides reinsurance to TLIC, a subsidiary of FCB&T. The policies reinsured are sold through Southern, Fidelity and Heritage. Amounts related to business assumed from TLIC for the six months ended June 30, 2005 and the corresponding period in 2004 are as follows:

	2005	2004
Premiums assumed	$51,856	$68,958
Death benefits assumed	13,777	4,109
Commissions assumed	22,618	30,812

At both June 30, 2005 and December 31, 2004, the Company’s balance sheet reflected assumed life policy claim reserves of $6,374.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is presented to assist shareholders in understanding Yadkin’s consolidated financial condition and results of operations and should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

The Company restated its consolidated financial statements for the fiscal years ended December 31, 2004 and 2003 and the quarterly periods ended March 31, 2005 and June 30, 2005. See Note 2 of the Notes to Condensed Consolidated Financial Statements for additional discussion.

RESULTS OF OPERATIONS. The Company realized a consolidated loss before income taxes of $67,820 during the first six months of 2005 compared to a consolidated net income before income taxes of $604 during the corresponding period in 2004. The loss was primarily due to a decrease in life premium of $17,102, a decrease in dividend income received of $23,518, an increase in death benefits paid of $9,668, an increase in professional fees of $20,789 and an increase in interest expense on notes of $7,112. Consolidated net loss during the period was $35,029 compared to a consolidated net income of $15,728 during the corresponding period of 2004.

The second quarter results deteriorated from the first quarter primarily due to a $8,100 decrease in premium income and a $25,489 decrease in dividend income as well as an $18,316 increase in professional fees and a $4,142 increase in interest expense on notes.

The main source of operating funds for the period reported was from Yadkin Valley Life Insurance Company’s (“Yadkin Valley Life”) operation. Revenue from Yadkin Valley Life’s operation continued to decline primarily as a result of a decrease in sales of credit life insurance by producing banks. Premiums have decreased $17,102 (25.0%) from the corresponding period in 2004 and management expects the decline may continue for the remainder of the year as the products being reinsured are not being actively marketed. The premium volume of Yadkin Valley Life does vary from year to year based on the volume and eligibility of loans for credit life insurance in producing banks.

The primary outflows of the Company’s funds are for claim payments, commission payments and general expenses. Incurred claims increased $9,668 (235.3%) from the corresponding period in 2004. The change is not specifically attributable to any known events as there have been no change in operations, underwriting or any other procedure. Management believes all claims filed and paid to be proper and paid according to provisions in the various policies issued and the increase is not indicative of a trend. While the policyholder mortality experience represents the primary uncertainty of Yadkin Valley Life’s operations, claim reserves have proven to be adequate. The life policy claim reserves reported at June 30, 2005 and December 31, 2004, were $6,374 and $6,374, respectively. The reserve amount was developed by using a 3 year average of claims paid from reserves as it relates to the total in force amount of insurance plus case reserves. Trends, adequacy of the reserves and catastrophic events are reviewed by a qualified independent actuary. Corrections and/or adjustments are made based on the

9

trends, historical adequacy and catastrophic events. For the quarters ending June 30, 2005 and 2004 respectively, all of the reported reserves were IBNR. There were no case reserves. Additionally, the historical nature of the registrant’s credit insurance business is such that the timing of reported claims are of a short duration, generally less than 60 days. The decline in commission payments in 2005 versus 2004 is directly correlated to the decline in assumed premium written. Operating expenses, excluding commissions, increased by $27,687 (27.8%) for the period reported from the corresponding period of 2004, primarily due to an increase in professional fees of $20,789 (69.7%) and an increase in interest expense of $7,112 (63.6%). The Professional expenses increased primarily due to compliance with Sarbanes Oxley Act of 2002 and expenses related to changes in auditors as well as timing of invoice receipts. The reason for the increase in interest expense was due to the increase in the LIBOR rate.

INVESTMENTS. During 2005, the Company’s investments in equity securities experienced an increase in fair values of $499,147 (2.1%) from December 31, 2004. The increase in fair values of the Company’s investments as of June 30, 2005 is driven by the fact that the Company’s largest individual holding is in a banking organization (FCB-SC) whose equity securities are not widely traded and thus are subject to fluctuation.

The most significant estimate the Company makes, related to its investment portfolio, is the determination of fair market value of First Citizens Bancorporation, Inc. (“Bancorporation”) non voting stock and Heritage BancShares, Inc. (“HBI”) common stock. The fair value of the Bancorporation non voting stock is reported using a 25% discount from the fair value of Bancorporation’s voting common stock. There are only four shareholders of the non voting stock and no transfers in the last five years. The 25% discount is provided by management of Bancorporation. There is no known market. The fair value of the HBI stock is reported using a buy back price determined annually by management of HBI. This stock is also extremely thinly traded and there is no known market.

The values of the aforementioned Bancorporation and HBI securities are based upon a buy back price established by management of these entities. Should those buy back prices change, materially different amounts may be reported in the Company’s consolidated balance sheet.

There can be no assurances that the current fair values will be sustained in future periods and continued fluctuations in the fair values of these investments in future periods will result in fluctuations of shareholders’ equity.

LIQUIDITY. Management views liquidity as a key financial objective. Management relies on the operations of Yadkin Valley Life as the principal source of liquidity. Further, limited borrowings have allowed the Company to fund asset growth and maintain liquidity. A factor which could impact the Company’s financial position and liquidity is a significant increase or decrease in the market values of the securities held in the investment portfolio.

Management believes the liquidity of the Company to be adequate as evidenced by ratios of assets to liabilities of 2.63 at June 30, 2005 and 2.63 at December 31, 2004, which ratio continues to remain constant. Investments in equity securities had a carrying value at June 30, 2005 and December 31, 2004 of $24,718,075 and $24,218,928 respectively, of which $21,882,445 are classified as available for sale and portions of which could be sold as a source of cash. Factors which could impact the Company’s financial position and liquidity are significant increases or decreases in the market values of these equity securities. While management considers $21,882,445 of the securities to be readily marketable, the Company’s ability to sell a substantial portion of these investments may be inhibited by the limited trading of most of these securities, and may result in the Company realizing substantial losses on any such sales. Management of the Company believes that Yadkin Valley Life maintains sufficient other sources of liquidity such as certificates of deposit and borrowings and that sales of these investments would not appear necessary for the foreseeable future.

FINANCIAL CONDITION. The increase in total assets from December 31, 2004 was primarily due to an increase in unrealized gains on equity securities. There were no other material changes in assets during the second quarter of 2005.

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CAPITAL RESOURCES. There are no material commitments for capital expenditures and none are anticipated. At June 30, 2005, Registrant had outstanding borrowings, which is with an unrelated bank, of $899,205 secured by 18,139 shares of the Class A Common Stock of First Citizens BancShares, Inc., Raleigh, North Carolina which have a carrying value of $2,621,992 and 10,000 voting common shares of First Citizens Bancorporation, Inc., Columbia, South Carolina which have a carrying value of $5,400,000. Any funds needed to satisfy loan repayments would be derived from the sale of or repositioning of investments and dividends from Yadkin Valley Life.

REGULATORY MATTERS. The Sarbanes-Oxley Act of 2002 is sweeping federal legislation that was signed into law on July 30, 2002 and that addresses accounting, corporate governance and disclosure issues relating to public companies. Some of the provisions of the Act became effective immediately, while others are still in the process of being implemented.

In general, the Act mandates important new corporate governance, financial reporting and disclosure requirements intended to enhance the accuracy and transparency of public companies’ reported financial results. It establishes new responsibilities for corporate chief executive officers and chief financial officers and boards of directors in the financial reporting process, and it creates a new regulatory body to oversee auditors of public companies.

The economic and operational effects of the Act on public companies, including the Company, have been and will continue to be significant in terms of the increased time, resources and costs associated with complying with the new law. Because the Act, for the most part, applies equally to larger and smaller public companies, it will present the Company with particular challenges, and increased audit fees and compliance costs associated with the Act could have a negative effect on our results of operations.

FORWARD-LOOKING STATEMENTS. The foregoing discussion may contain statements that could be deemed forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” or other statements concerning opinions or judgment of the Company and its management about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the market value and marketability of the Company’s investment securities, changing levels of life insurance claims, the financial success or changing strategies of banks that sell credit life insurance, actions of government regulators, the level of market interest rates, and general economic conditions.

Item 3. Controls and Procedures

Registrant’s original Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 (the “Original Report”) indicated that Registrant’s Chief Executive Officer, who also serves as Registrant’s Chief Financial Officer, had concluded that, as of the end of the period covered by the Original Report, Registrant’s disclosure controls and procedures, as defined in Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), were effective in enabling Registrant to record, process, summarize and report in a timely manner the information required to be disclosed in reports Registrant files under the Exchange Act.

Subsequently, on August 24, 2005, Registrant received notification by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) of comments and questions regarding Registrant’s method of determining the values of certain non-marketable equity securities as reported in its consolidated financial statements. Following discussions between Registrant’s management, Registrant’s current and former independent public accountants, and the SEC staff, Registrant determined that its method of valuing those non-marketable equity securities was not consistent with accounting principles generally accepted in the United States.

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As a result, on September 8, 2005, Registrant’s Board of Directors concluded that Registrant’s previously issued consolidated financial statements for the fiscal years ended December 31, 2004 and 2003, and the quarterly periods ended March 31, 2005 and June 30, 2005 should be restated and no longer should be relied upon.

In connection with the restatement and preparation of this Form 10-QSB/A, Registrant’s Chief Executive Officer carried out another evaluation of the effectiveness of the design and operation of Registrant’s disclosure controls and procedures. Based upon that evaluation, Registrant’s Chief Executive Officer concluded that, as discussed below, a change should be made in Registrant’s disclosure controls and procedures to ensure that the information required to be disclosed in reports Registrant files under the Exchange Act is recorded, processed, summarized and reported in a timely manner.

Based on the definition of “material weakness” in the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements, restatement of financial statements in prior filings with the SEC is an indicator of the existence of a “material weakness” in the design or operation of internal control over financial reporting. Registrant has conducted a review of its accounting methods related to the valuation of equity securities and has modified its method of accounting for equity securities in accordance with accounting principles generally accepted in the United States. Registrant believes that these remedial steps have corrected the material weakness in internal control over financial reporting described above.

Registrant will continue to evaluate its internal control over financial reporting on a regular basis and, if problems or deficiencies are identified during the course of those evaluations, Registrant will consider what revision, improvement and/or correction is needed in order to ensure that its internal controls over financial reporting is effective.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

At June 30, 2005, Registrant was not a party to any legal proceedings that are expected to have a material effect on its financial condition or results of operation.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total number of shares purchased (1)	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
Month #1:
04/01/05 through 04/30/05	4	$53.00	0	N/A

Month #2:
05/01/05 through 05/31/05	36	$54.00	0	N/A

Month #3:
06/01/05 through 06/30/05	62	$62.00	0	N/A

Total	102	$58.82	0	N/A

(1)	All shares were purchased in private transactions directly from shareholders.

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Item 3. Defaults Upon Senior Securities

Not applicable

Item 4. Submission of Matters to a Vote of Security Holders

(a)	Registrant’s Annual Meeting of Shareholders was held on April 25, 2005.

(b)	At the Annual Meeting, the following Directors were elected to the Board of Directors for terms of one year or until their successors are duly elected and qualified.

Hope Holding Connell

Denton F. Lee, Jr.

David Stuart Perry

(c)	Matters voted upon at the Annual Meeting and the number of shares voted for, against, withheld, abstaining from voting and broker non-votes were as follows:

(1)	Election of three Directors for a term expiring in 2006

Nominee	Shares voted “For”	Shares Withheld	Total Shares Voted	Broker Non-Votes
Hope Connell	142,846	1,202	144,048	0
Denton Lee	142,846	1,202	144,048	0
David Perry	142,846	1,202	144,048	0

Item 5. Other Information

Subsequent to June 30, 2005 and prior to the filing of this Amended Form 10-QSB/A, First Citizens Bancorporation, Inc., Columbia, South Carolina announced its intentions to pursue voluntary de-registration with the Securities and Exchange Commission. The announcement stated that record holders of 170 and fewer voting common stock would receive $735.00 in cash for each voting common stock. This announcement is expected to have a material impact on the fair market value of these securities in subsequent reporting periods. Using this fair value would increase investments in equity securities by $7,648,534 and increase other comprehensive income by $4,665,606 from the June 30, 2005 values. At the time of this filing the stock was still trading at a discount to this repurchase price.

Subsequent to June 30, 2005, and prior to the filing of this Amended Form 10-QSB/A, Registrant filed an 8-K with the Securities and Exchange Commission in which it announced its intentions to pursue voluntary de-registration by means of a reverse stock-split. Shareholders will receive 1 share for each 50 shares held immediately prior to the reverse stock-split. In lieu of fractional shares, shareholders will receive $78.00 in cash for each pre-split share comprising a fraction of a newly issued share.

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Item 6. Exhibits

The following exhibits are filed herewith or incorporated herein by reference as part of this Report.

Exhibit Number	Description
31.1	Certification of Registrant’s principal executive officer pursuant to Rule 13a-14(a)

31.2	Certification of Registrant’s principal financial officer pursuant to Rule 13a-14(a)

32	Certification of Registrant’s principal executive officer and principal financial officer pursuant to 18 U. S. C. Section 1350

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

YADKIN VALLEY COMPANY

Date: November , 2005	By:
David S. Perry, President

In accordance with Section 13 or 15(d) of the Securities and Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
David S. Perry	President, Treasurer and Director (principal executive and principal financial officer)	November , 2005

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EXHIBIT INDEX

Exhibit Number	Description
31.1	Certification of Registrant’s principal executive officer pursuant to Rule 13a-14(a)

31.2	Certification of Registrant’s principal financial officer pursuant to Rule 13a-14(a)

32	Certification of Registrant’s principal executive officer and principal financial officer pursuant to 18 U. S. C. Section 1350

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EXHIBIT 31.1

CERTIFICATION

(Pursuant to Rule 13(a)-14(a))

I, David S. Perry, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB/A of Yadkin Valley Company;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an quarterly report) that has materially affected or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November , 2005
David S. Perry, President and Treasurer
(principal executive officer )

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EXHIBIT 31.2

CERTIFICATION

(Pursuant to Rule 13(a)-14(a))

I, David S. Perry, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB/A of Yadkin Valley Company;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an quarterly report) that has materially affected or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November , 2005
David S. Perry, President and Treasurer (principal financial officer)

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EXHIBIT 32

CERTIFICATION

(Pursuant to 18 U.S.C. Section 1350)

The undersigned hereby certifies that, to the best of his knowledge, (i) the foregoing Quarterly Report on Form 10-QSB/A filed by Yadkin Valley Company (the “Registrant”) for the quarter ended June 30, 2005, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: November , 2005
David S. Perry, President and Treasurer (principal executive and financial officer)

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